Corporate Secretary's Office

File No 82-3764

NATIONAL
BANK
OF CANADA

June 29, 2007

Vanessa Fontana
Direct Dial: 514.394.8338
vanessa.fontana@bnc.ca

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
100 F Street N.E.
Washington, DC 20549

Attention: Ms. Mary Cascio
Office of International Corporate Finance

Dear Ms. Cascio,

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

We hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its holders since May 25, 2007. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)4, all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

Vanessa Fontana

Vanessa Fontana
/rt
Encls.

dlw 7/3

National Bank Tower
600 de La Gauchetière Street West
27th Floor
Montréal, Québec H3B 4L2
Fax: (514) 394-9560

File No 82-3764

SCHEDULE A
June 29, 2007

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Material Change Report dated June 1, 2007 relating to changes concomitant to Mr. Louis Vachon's appointment as President and Chief Executive Officer	June 8, 2007	3.2
2.	Certification of Interim Filings by the President and Chief Executive Officer dated May 30, 2007 for the Second Quarter ended April 30, 2007	May 31, 2007	2.3
3.	Certification of Interim Filings by the Senior Vice-President Finance, Technology and Corporate Affairs for the Second Quarter ended April 30, 2007	May 31, 2007	2.3
4.	Management's Discussion and Analysis of Financial Condition and Operating results dated May 30, 2007 for the Second Quarter ended April 30, 2007	May 31, 2007	2.2
5.	Interim Financial Statements for the Second Quarter ended April 30, 2007	May 31, 2007	2.1
6.	News release dated May 31, 2007, announcing results for the Second Quarter ended April 30, 2007	May 31, 2007	2.1

File No 82 - 3764

MATERIAL CHANGE REPORT

Regulation 51-102 respecting continuous disclosure obligations
R.R.Q. c. V-1.1, r.0.1.03, sub-para. 7.1(i)(b) and Form 51-102F3

1. NAME AND ADRESS OF COMPANY :

NATIONAL BANK OF CANADA
600 De La Gauchetière Street West, 4th Floor
Montreal QC H3B 4L2
Canada

2. DATE OF MATERIAL CHANGE :

June 1, 2007.

3. NEWS RELEASE :

On May 31, 2007, National Bank of Canada issued a press release on "CCN Matthews". A copy of the press release is attached hereto as Appendix A.

4. SUMMARY OF MATERIAL CHANGE :

On May 31, 2007, National Bank of Canada announced certain changes concomitant to Mr. Louis Vachon's appointment as President and Chief Executive Officer becoming effective on June 1, 2007. This appointment had already been announced on January 11, 2007.

Therefore, since June 1, 2007:

- Mr. Michel Tremblay is Chief Operating Officer - Personal and Commercial Banking and Wealth Management; he was previously Senior Vice-President - Personal Banking and Wealth Management;
- Mr. Jean Dagenais is Senior Vice-President and Chief Financial Officer; he replaces Mr. Pierre Fitzgibbon, who was Senior Vice-President, Finance, Technology and Corporate Affairs.

5. FULL DESCRIPTION OF MATERIAL CHANGE :

Please refer to the press release dated May 31, 2007, attached hereto as Appendix A.

6. CONFIDENTIAL REPORT :

Not applicable.

7. OMITTED INFORMATION :

Not applicable.

8. SENIOR OFFICER :

For further information, please contact Mtre Linda Caty, Vice-President and Corporate Secretary at (514) 394-6433.

DATED at Montréal, Québec, this 7th day of June, 2007.

NATIONAL BANK OF CANADA

By : *(s.) Martin-Pierre Boulianne*
Martin-Pierre Boulianne
Senior Manager and Assistant Secretary

NATIONAL BANK OF CANADA

APPENDIX A

For immediate release

Press Release

Management changes at National Bank

Montreal, May 31, 2007 – The members of the Board of Directors of National Bank have approved changes to the Bank's management structure, effective immediately.

This seasoned team will support Louis Vachon, Chief Operating Officer, who will become President and CEO on June 1, 2007. The team is composed of the following members:

- Michel Tremblay, Chief Operating Officer – Personal and Commercial Banking and Wealth Management. Mr. Tremblay was previously Senior Vice-President – Personal Banking and Wealth Management
- Patricia Curadeau-Grou, Executive Vice-President – Finance, Risk and Treasury. Previously, Ms. Curadeau-Grou was Senior Vice-President – Risk Management
- Gisèle Desrochers, Senior Vice-President – Human Resources and Corporate Affairs. Ms. Desrochers previously held the position of Senior Vice-President – Human Resources and Operations
- Luc Paiement and Ricardo Pascoe, who remain Co-Presidents and Co-Chief Executive Officers of National Bank Financial Group
- Mr. Cieslak joins the Bank as Senior Vice-President - Technology, Business Intelligence and Organizational Performance. Previously, he was Executive Vice-President and Chief Information and Administration Officer at TSX Group.
- Jean Dagenais, Senior Vice-President and Chief Financial Officer. Mr. Dagenais was previously Vice-President and Chief Accountant. He replaces Pierre Fitzgibbon, who has accepted a new challenge at another company.

The purpose of these changes is to ensure the growth of the Bank while enabling it to maintain a balance between its financial objectives and the satisfaction of its clients, employees and shareholders.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $120 billion in assets and, together with its subsidiaries, employs 16,908 people. The Bank's securities are listed on the Toronto Stock Exchange (NA: TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Public Relations Department
National Bank of Canada
600 de La Gauchetière West
10th Floor
Montreal, Quebec H3B 4L2

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives):*

Denis Dubé
Director – Public Relations
National Bank of Canada
Tel.: 514-394-8644

NATIONAL BANK OF CANADA

File No 82-3764

RECEIVED

2007 JUL -3 A 8:-4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Réal Raymond, President and Chief Executive Officer of National Bank of Canada, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of National Bank of Canada (the issuer) for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

(s) Réal Raymond

Name: Réal Raymond
Title: President and Chief Executive Officer

File No 82-3764

NATIONAL BANK OF CANADA

RECEIVED

2007 JUL -3 A 8:-4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Pierre Fitzgibbon, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of National Bank of Canada (the issuer) for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

(s) Pierre Fitzgibbon

Name: Pierre Fitzgibbon
Title: Senior Vice-President Finance, Technology and Corporate Affairs

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Report to Shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in annual reports, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2006 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. For all operating segments, net interest income was grossed up by $24 million ($17 million in 2006) and other income was grossed up by $18 million ($10 million in 2006) for the quarter ended April 30, 2007. An equivalent amount was added to income taxes. For the six months ended April 30, 2007, net interest income was grossed up by $68 million ($36 million in 2006) and other income by $39 million ($11 million in 2006). An equivalent amount was added to income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

May 30, 2007 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first six months of fiscal 2007. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at **www.sedar.com** or the Bank's website at **www.nbc.ca**.

Analysis of Results

Consolidated Results
National Bank recorded net income of $233 million in the second quarter of fiscal 2007, up 9% from $214 million in the corresponding period of 2006. Diluted earnings per share amounted to $1.40, an 11% increase over the $1.26 per share posted in the second quarter of 2006. Excluding the net gain on the sale of the Bank's shareholder management business recorded in 2006, the increase in diluted earnings per share was 14%.

The Bank's net income for the first six months of the fiscal year totalled $473 million, up 10% from the year-earlier period. Diluted earnings per share stood at $2.83, an increase of 12% over the first half of 2006, or 14% excluding the net gain on the sale of the Bank's shareholder management business.

Return on common shareholders' equity, at 20.3%, remained virtually unchanged in the second quarter of 2007. For the first six months of fiscal 2007, it rose 30 basis points compared to the same period of 2006, to 20.5%.

Total Revenues
The Bank's total revenues rose 9% between the second quarters of 2006 and 2007 to $1,022 million. On a taxable equivalent basis(1), total revenues climbed 10% – or 8% net of non-controlling interest from direct investments in the Innocap platform by third parties – to $1,064 million, mainly on the strength of robust growth in all segments.

Net interest income for Personal and Commercial increased $12 million, or 4%, to $330 million for the quarter. The growth stemmed from the sustained increase in loan and deposit volumes, accompanied by a slight decline in the net interest margin, which stood at 2.80% in the second quarter of 2007, as against 2.84% in the year-earlier period. This drop was mainly attributable to the narrowing of the net interest margin on secured lines of credit and mortgage loans.

Other income in the second quarter stood at $774 million, up from $639 million in the corresponding quarter of 2006. On a taxable equivalent basis(1), other income totalled $792 million, as against $649 million in the year-earlier period. Financial market fees amounted to $179 million for the quarter, increasing $15 million from the same period in 2006 as a result of the solid performance by the corporate financing business.

Trading revenues, recorded in both other income and net interest income, rose $32 million in the second quarter of 2007. This increase was partly offset by lower gains on available for sale securities. Revenues from mutual funds and trust services climbed $12 million from the second quarter of 2006 to reach $91 million in the second quarter of 2007, primarily due to business growth in mutual funds, private investment management and retail brokerage.

(1) See "Financial Reporting Method" on page 3.

In addition to these items, the growth in other income in the quarter was derived from a $9 million increase in securitization revenues and from other revenues, which rose $31 million – an increase that comprised revenues from the activities of Credigy Ltd. Lending fees and acceptances decreased slightly, to $75 million, owing to higher actuarial reserves on insurance activities, while foreign exchange revenues decreased to $20 million.

Total revenues increased $99 million in the first half of 2007, to $2,011 million versus $1,912 million for the year-earlier period. On a taxable equivalent basis(1), total revenues were $2,118 million, up $159 million or 8%. Personal and Commercial net interest income grew $30 million, or 5%, to $676 million in the first six months. Compared with the same period in 2006, trading revenues increased by $52 million to $227 million and revenues from trust services and mutual funds by $19 million to $176 million, while gains on securities declined by $20 million to $50 million.

Operating Expenses
In the second quarter of 2007, operating expenses increased $46 million from the corresponding quarter of 2006, to $661 million. Salaries and staff benefits were up $21 million, to $379 million, owing primarily to higher variable compensation. Professional fees rose $15 million, due specifically to the integration of Credigy Ltd. For the first six months of fiscal 2007, operating expenses increased by $67 million to $1,318 million. Salaries and staff benefits were up $32 million to $769 million, chiefly owing to higher regular salaries. The $26 million increase in professional fees was primarily attributable to the integration of Credigy Ltd.

Income Taxes
Income taxes for the second quarter of 2007 totalled $75 million, representing an effective tax rate of 22%, compared to $82 million and an effective tax rate of 27% for the year-earlier period. For the first six months of 2007, income taxes amounted to $131 million, representing an effective tax rate of 20%. In the corresponding period of 2006, income taxes were $175 million and the effective tax rate was 28%. The tax rates were lower in the second quarter and first half of 2007 because of the larger share of revenues attributable to non-controlling interest and the increase in tax-exempt income from securities.

Results by Segment

Personal and Commercial
Net income for Personal and Commercial totalled $110 million for the second quarter of 2007, up 6% from the $104 million in net income earned in the corresponding quarter of 2006. Total revenues for the segment grew 3% to $518 million.

At Personal Banking, total revenues climbed $10 million on the strength of the $2.1 billion of growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The improvement in the net interest margin on transaction deposits partly offset the narrower margin on credit products, and credit cards in particular.

Total revenues at Commercial Banking were up $4 million owing to growth in foreign exchange revenues and in net interest income primarily due to higher volumes.

Operating expenses for Personal and Commercial were $317 million in the second quarter of 2007, up $2 million from the corresponding quarter of 2006. This minimal increase, attributable to cost controls, translated into an efficiency ratio of 61.2% in the quarter versus 62.5% for the year-earlier quarter. The segment's provision for credit losses was up $2 million for a total of $35 million due in part to higher credit card losses.

For the first six months of fiscal 2007, Personal and Commercial posted net income of $233 million, an 11% increase over the $210 million recorded for the same period of 2006. Total revenues for the segment rose 4% to $1,056 million on growth of $29 million or 4% at Personal Banking and $14 million, or 4% at Commercial Banking. The efficiency ratio moved down to 59.4% in the first half of 2007 from 62.4% for the same period a year earlier.

Wealth Management
Net income for Wealth Management totalled $43 million in the second quarter of 2007, compared to $39 million for the corresponding quarter of 2006, an increase of 10%. The segment's total revenues advanced $13 million or 6% to $227 million for the second quarter of 2007. Vigorous activity in private investment management and mutual funds accounted for half of the growth in segment revenues and for most of the growth in net income, with the remainder stemming from brokerage activities. Operating expenses for the quarter were up $7 million, or 5%, to $161 million. The efficiency ratio improved from 72.0% in the second quarter of 2006 to 70.9% this quarter.

For the first half of fiscal 2007, net income for Wealth Management increased 16% to $88 million from $76 million for the same period in 2006. Total revenues for the segment rose by 7% to $451 million in the first six months of fiscal 2007. Operating expenses were up 5% to $317 million, which made it possible to maintain a positive operating leverage of 2% during the first six months.

Financial Markets
Financial Markets posted net income of $95 million in the second quarter of 2007, up $23 million, or 32%, from the corresponding quarter of 2006. Total revenues for the segment rose $79 million to $334 million, or if non-controlling interest is excluded, $59 million to $311 million. Trading revenues reached $113 million in the quarter, up $33 million from the second quarter of 2006. This increase was partially offset by the decline in gains on securities, which were $20 million as against $31 million a year earlier.

Operating expenses for the quarter ended April 30, 2007 were $170 million, up $26 million from the second quarter of 2006, owing to expenses associated with the integration of Credigy Ltd. and variable compensation. The efficiency ratio went from 57.1% in the second quarter of 2006 to 54.7% in same period of 2007. No provisions for credit losses were recorded in the quarter, compared to $1 million for the same period a year earlier.

For the first half of fiscal 2007, the segment's net income totalled $182 million, for an increase of $19 million or 12% over the corresponding period of 2006. Total revenues climbed 16% to $633 million, while operating expenses rose 14% to $338 million.

Financial Market Revenues

(taxable equivalent basis)(1) *(millions of dollars)*	Q2 2007	Q2 2006
Trading revenues		
Equity	93	54
Interest rate	20	14
Commodity and foreign exchange	–	12
	113	80
Financial market fees	81	65
Gains on securities	20	31
Banking services	43	40
Other	54	37
Total(2)	311	253

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

Other
The "Other" heading of segment results recorded a net loss of $15 million for the second quarter of 2007, compared to a net loss of $1 million for the same period a year earlier. In the second quarter of fiscal 2006, the Bank had realized a net gain of $5 million on the sale of its shareholder management business. Approximately one third of the $11 million increase in operating expenses ($7 million after income taxes) was attributable to the collection of credits in 2006 from certain suppliers, while the remainder stemmed from the unallocated portion of centralized services. In the first half of fiscal 2007, the net loss was $30 million, as against $18 million for the same period of 2006.

Comprehensive Income

In the second quarter of 2007, comprehensive income amounted to $260 million, or $27 million more than net income for the same period. The difference was primarily attributable to an unrealized foreign exchange loss that was more than offset by an increase in the fair value of available for sale securities, owing mainly to the Montréal Exchange Inc. IPO.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2007, cash and cash equivalents decreased $1.2 billion compared to an increase of $1.2 billion in the second quarter of 2006. As at April 30, 2007, cash and cash equivalents totalled $9.6 billion, unchanged from the year-earlier period.

The $4.3 billion increase in securities held for trading, which was partly offset by a $1.2 billion generated by other items, explains the $3.0 billion required for operating activities in the second quarter of 2007. For the corresponding period of 2006, operating activities required $4.1 billion owing to the $5.7 billion increase in trading account securities, offset by a $1.5 billion decrease in other items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS (cont.)

Financing activities in the second quarter of 2007 provided cash inflows of $10.3 billion generated by increases of $3.9 billion in securities sold short, $2.3 billion in securities sold under repurchase agreements and $4.4 billion in deposits. For the corresponding period of 2006, financing activities provided cash of $5.2 billion mainly as a result of the increase in deposits.

Finally, investing activities required $8.5 billion in cash flows in the second quarter of 2007 because of a $3.3 billion increase in securities purchased under reverse repurchase agreements and a $5.1 billion increase in loans. In contrast, investing activities generated a negligible amount of cash in the corresponding quarter of 2006.

Risk Management

Credit Risk

In the second quarter of 2007, the Bank recorded specific provisions for credit losses of $23 million, up $1 million from the same period a year earlier. As at April 30, 2007, gross impaired loans held steady at $236 million compared to $234 million at the end of fiscal 2006. At the end of the second quarter of 2007, allowances for credit losses exceeded gross impaired loans by $198 million versus $192 million as at October 31, 2006.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 54 of the 2006 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity and commodity.

Trading Activities(1)
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2007			
	Period end	High	Average	Low
Interest rate	(4.8)	(8.0)	(6.2)	(4.2)
Foreign exchange	(2.0)	(3.1)	(2.2)	(1.7)
Equity	(5.3)	(6.5)	(5.4)	(4.6)
Commodity	(2.2)	(2.2)	(1.4)	(1.0)
Correlation effect(2)	7.8	10.3	8.0	5.9
Global VaR	**(6.5)**	**(9.5)**	**(7.2)**	**(5.6)**

Global VaR by risk category	For the quarter ended January 31, 2007			
	Period end	High	Average	Low
Interest rate	(6.0)	(9.2)	(5.8)	(3.3)
Foreign exchange	(1.7)	(1.7)	(1.3)	(0.6)
Equity	(5.2)	(6.6)	(5.1)	(4.0)
Commodity	(1.0)	(2.3)	(1.5)	(1.0)
Correlation effect(2)	6.6	10.6	6.7	3.4
Global VaR	**(7.3)**	**(9.2)**	**(7.0)**	**(5.5)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2007, the Bank had assets of $136.7 billion, up $19.8 billion from $116.9 billion as at October 31, 2006. Loans and acceptances were up $2.8 billion owing mainly to vigorous growth in consumer credit. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $14.4 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**April 2007**	October 2006	April 2006
Loans and acceptances*			
Residential mortgages	**21,830**	21,525	21,028
Consumer loans	**10,337**	9,490	8,992
Credit card receivables	**1,747**	1,743	1,716
SME loans	**14,164**	13,669	13,847
Corporate loans	**5,594**	5,308	5,023
	53,672	51,735	50,606
Deposits			
Personal (balance)	**29,708**	29,164	28,271
Off-balance sheet personal savings (balance)	**75,981**	70,164	68,635
Business	**11,151**	10,398	9,736

** including securitized assets*

Residential mortgage loans rose $0.8 billion as at April 30, 2007, reaching $21.8 billion as against $21.0 billion as at April 30, 2006. Consumer loans climbed 15% to $10.3 billion, primarily driven by secured lines of credit. Business loans continued to grow, with the average volume of SME loans up $0.3 billion year over year to $14.2 billion as at April 30, 2007. Average volumes of corporate loans, for their part, rose 11% to $5.6 billion.

Personal deposits stood at $29.7 billion as at April 30, 2007, up $1.4 billion from the same period a year earlier, with close to half of that growth derived from deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at April 30, 2007 totalled $76.0 billion, up $7.3 billion or 11% in a year. The rise was primarily attributable to savings administered by private investment management and mutual funds, with the remainder resulting from brokerage services. Moreover, business deposits advanced 15% year over year to $11.2 billion as at April 30, 2007.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader is referred to Notes 1 and 2 to the 2006 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first six months ended April 30, 2007, aside from those described in Note 2 to the unaudited interim consolidated financial statements on financial instruments and stock-based compensation.

Details of significant future changes in accounting standards are presented in Note 3 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the unaudited interim consolidated financial statements and notes remain essentially unchanged from those described in the 2006 Annual Report.

Disclosure on Internal Controls over Financial Reporting

During the six months ended April 30, 2007, no changes were made to the Bank's internal control over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Bank's internal controls over financial reporting.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.3% and 13.3% as at April 30, 2007, respectively, as against 9.9% and 14.0% as at October 31, 2006, including the $500 million subordinated debenture issued on November 2, 2006.

During the quarter, the Bank repurchased 2,239,600 common shares for a total of $143 million as part of its normal course issuer bid. Under the program, the Bank intends to repurchase a maximum of 8,102,000 common shares by January 31, 2008. In the first six months of fiscal 2007, the Bank repurchased 2,956,600 common shares, for a total of $189 million.

Risk-weighted assets rose $4.5 billion during the six-month period, of which $3.0 billion was due to higher loan volumes and $1.5 billion was due to market risk.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and increased the dividend by six cents to $0.60 per common share, payable on August 1, 2007 to shareholders of record on June 27, 2007.

Additional Financial Information
(unaudited)
(millions of dollars except per share amounts)

	2007		2006				2005		2006	2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	$1,022	$ 989	$970	$921	$941	$971	$920	$882	$3,803	$3,676
Total revenues (taxable equivalent basis)(1)	1,064	1,054	1,054	970	968	991	953	944	3,983	3,826
Net income	233	240	220	220	214	217	207	207	871	855
Earnings per share										
Basic	1.42	1.45	1.33	1.32	1.29	1.28	1.22	1.20	5.22	4.98
Diluted	1.40	1.43	1.31	1.30	1.26	1.26	1.20	1.18	5.13	4.90
Dividends per common share	0.54	0.54	0.50	0.50	0.48	0.48	0.44	0.44	1.96	1.72
Return on common shareholders' equity	20.3%	20.7%	19.7%	20.2%	20.4%	19.9%	19.4%	19.6%	20.1%	20.7%
Total assets	$136,680	$122,741	$116,885	$108,645	$111,183	$105,276	$107,970	$110,593		
Impaired loans, net	110	112	116	98	111	113	117	114		
Per common share										
Book value	28.92	28.34	27.17	26.57	25.77	25.72	25.39	24.70		
Stock trading range										
High	65.87	66.59	62.86	62.69	65.60	63.90	61.47	58.21		
Low	61.96	61.36	58.26	56.14	61.35	58.35	55.87	51.60		

(1) See "Financial Reporting Method" on page 3.

HIGHLIGHTS
(unaudited)

	Quarter ended April 30			Six months ended April 30		
	2007	2006	% change	2007	2006	% change
Operating results *(millions of dollars)*						
Total revenues	$1,022	$941	9	$2,011	$1,912	5
Total revenues *(taxable equivalent basis)*(1)	1,064	968	10	2,118	1,959	8
Net income	233	214	9	473	431	10
Return on common shareholders' equity	20.3 %	20.4 %		20.5 %	20.2 %	
Per common share						
Earnings – basic	$1.42	$1.29	10	$2.87	$2.57	12
Earnings – diluted	1.40	1.26	11	2.83	2.52	12
Dividends declared	0.54	0.48	13	1.08	0.96	13
Book value				28.92	25.77	12
Stock trading range						
High	65.87	65.60		66.59	65.60	
Low	61.96	61.35		61.36	58.35	
Close	61.96	62.34		61.96	62.34	

	April 30 2007	October 31 2006	
Financial position *(millions of dollars)*			
Total assets	$136,680	$116,885	17
Loans and acceptances	53,246	50,488	5
Deposits	76,791	71,989	7
Subordinated debentures and shareholders' equity	6,947	6,237	11
Capital ratios – BIS			
Tier 1	9.3 %	9.9 %	
Total	13.3 %	14.0 %(2)	
Impaired loans, net of specific and general allowances	(198)	(192)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	243,004	228,749	
Total personal savings	105,689	99,328	
Interest coverage	13.77	14.11	
Asset coverage	3.55	4.01	
Other information			
Number of employees	16,852	16,972	(1)
Number of branches in Canada	450	451	–
Number of banking machines	811	801	1

(1) See "Financial Reporting Method" on page 3.

(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.

Report to Shareholders

Second Quarter 2007

NATIONAL BANK OF CANADA

National Bank: net income of $233 million in the second quarter of 2007

- Revenues of $1,022 million, up 9%
- Diluted earnings per share of $1.40, up 11%
- Return on common shareholders' equity of 20.3%
- Increase of 11% in the quarterly dividend

MONTREAL, May 31, 2007 – National Bank reported net income of $233 million in the second quarter of fiscal 2007, an increase of 9% over the same period of 2006. Diluted earnings per share totalled $1.40, up 11% from $1.26 in the second quarter of 2006. Had it not been for the net gain on the sale of its shareholder management business in the second quarter of 2006, the increase in diluted earnings per share would have been 14%.

Between the second quarter of 2006 and the second quarter of 2007, the Bank's total revenues grew 9% to $1,022 million. Return on common shareholders' equity stood at 20.3%.

"Standing here on my last day as head of the Bank, I am very satisfied with how the Bank fared during the quarter. It exceeded all of its profitability objectives with strong contributions from all segments," said Réal Raymond, outgoing President and Chief Executive Officer.

The incoming President and Chief Executive Officer, Louis Vachon, feels that the financial institution is in an excellent position today to continue its trend of profitable growth. "National Bank has once again demonstrated the value of its growth strategy based on a balance between its three core areas of expertise: Personal and Commercial Banking, Wealth Management and Financial Markets. Over the coming quarters, the segments' strategies will be brought up to date to enable the Bank to further strengthen its presence in its priority markets and exceed the expectations of all parties that have a stake in its success."

Highlights

- Growth of 9% in total revenues in the second quarter of 2007 to $1,022 million, as against $941 million in the same quarter of 2006.
- Diluted earnings per share of $1.40, up 11% from the second quarter of 2006, or 14% if the gain recorded last year on the sale of the Bank's shareholder management business is excluded.
- Excellent quality of the loan portfolio maintained.
- Quarterly dividend increased by 11% to 60 cents per share.

Personal and Commercial

- Total revenues for Personal and Commercial up 3% in the second quarter of 2007. Business growth was tempered by a slight decline in the net interest margin from 2.84% in the second quarter of 2006 to 2.80% this quarter, specifically attributable to narrower margins on retail credit products and business deposits.
- Generalized, sustained growth in retail loan and deposit volumes, with the largest gains coming from consumer loans, at 15%.
- Increase of 6% in the segment's net income to $110 million, versus $104 million in the second quarter of 2006, due to far more rapid growth in revenues than operating expenses during the quarter.

Wealth Management

- Total revenues for Wealth Management up 6% in the second quarter of 2007 from the second quarter of 2006, the most solid gain of the prior fiscal year, despite pressure on discount brokerage revenues.
- Increase of 10% in Wealth Management net income, from $39 million in the second quarter of 2006 to $43 million in the second quarter of 2007.
- Year-over-year growth of 9% in deposits and off-balance sheet personal savings. Assets totalled $105.7 billion due to the increase in retail brokerage assets, mutual funds and private investment management.

Financial Markets

- Total revenues for Financial Markets up 31% to $334 million in the second quarter of 2007 – or 23% to $311 million, net of non-controlling interest – due to significantly higher financial market fees and trading revenues.
- Growth of 32% in segment net income in the second quarter of 2007 to $95 million, compared to $72 million in the corresponding period of 2006.

Financial Information
(unaudited)

	For the quarter ended April 30			For the six months ended April 30		
(millions of dollars)	2007	2006	%	2007	2006	%
Personal and Commercial	**110**	104	6	**233**	210	11
Wealth Management	**43**	39	10	**88**	76	16
Financial Markets	**95**	72	32	**182**	163	12
Other	**(15)**	(1)	–	**(30)**	(18)	–
Net income	**233**	214	9	**473**	431	10
Less: Net gain on sale of shareholder management business	**–**	5		**–**	5	
Net income excluding specified item	**233**	209	11	**473**	426	11
Diluted earnings per common share	**$1.40**	$1.26	11	**$2.83**	$2.52	12
Less: Net gain on sale of shareholder management business	**–**	0.03		**–**	0.03	
Diluted earnings per common share excluding specified item	**$1.40**	$1.23	14	**$2.83**	$2.49	14
Return on common shareholders' equity	**20.3%**	20.4%		**20.5%**	20.2%	

2007 Financial Objectives	Objectives	**Results 2nd quarter 2007**	**Results 1st six months 2007**
Growth in diluted earnings per share excluding specified items	5% – 10%	**14%**	**14%**
Return on common shareholders' equity	16% – 20%	**20.3%**	**20.5%**
Tier 1 capital ratio	More than 8.5%	**9.3%**	**9.3%**
Dividend payout ratio	40% – 50%	**38%**	**38%**

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Report to Shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in annual reports, in press releases and in other communications. All such statements are made pursuant to Canadian Securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2006 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. For all operating segments, net interest income was grossed up by $24 million ($17 million in 2006) and other income was grossed up by $18 million ($10 million in 2006) for the quarter ended April 30, 2007. An equivalent amount was added to income taxes. For the six months ended April 30, 2007, net interest income was grossed up by $68 million ($36 million in 2006) and other income by $39 million ($11 million in 2006). An equivalent amount was added to income taxes.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and
Corporate Affairs
514-394-8610

Denis Dubé
Director
Public Relations
514-394-8644

Hélène Baril
Director
Investor Relations
514-394-0296

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

May 30, 2007 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first six months of fiscal 2007. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at **www.sedar.com** or the Bank's website at **www.nbc.ca**.

Analysis of Results

Consolidated Results

National Bank recorded net income of $233 million in the second quarter of fiscal 2007, up 9% from $214 million in the corresponding period of 2006. Diluted earnings per share amounted to $1.40, an 11% increase over the $1.26 per share posted in the second quarter of 2006. Excluding the net gain on the sale of the Bank's shareholder management business recorded in 2006, the increase in diluted earnings per share was 14%.

The Bank's net income for the first six months of the fiscal year totalled $473 million, up 10% from the year-earlier period. Diluted earnings per share stood at $2.83, an increase of 12% over the first half of 2006, or 14% excluding the net gain on the sale of the Bank's shareholder management business.

Return on common shareholders' equity, at 20.3%, remained virtually unchanged in the second quarter of 2007. For the first six months of fiscal 2007, it rose 30 basis points compared to the same period of 2006, to 20.5%.

Total Revenues

The Bank's total revenues rose 9% between the second quarters of 2006 and 2007 to $1,022 million. On a taxable equivalent basis(1), total revenues climbed 10% – or 8% net of non-controlling interest from direct investments in the Innocap platform by third parties – to $1,064 million, mainly on the strength of robust growth in all segments.

Net interest income for Personal and Commercial increased $12 million, or 4%, to $330 million for the quarter. The growth stemmed from the sustained increase in loan and deposit volumes, accompanied by a slight decline in the net interest margin, which stood at 2.80% in the second quarter of 2007, as against 2.84% in the year-earlier period. This drop was mainly attributable to the narrowing of the net interest margin on secured lines of credit and mortgage loans.

Other income in the second quarter stood at $774 million, up from $639 million in the corresponding quarter of 2006. On a taxable equivalent basis(1), other income totalled $792 million, as against $649 million in the year-earlier period. Financial market fees amounted to $179 million for the quarter, increasing $15 million from the same period in 2006 as a result of the solid performance by the corporate financing business.

Trading revenues, recorded in both other income and net interest income, rose $32 million in the second quarter of 2007. This increase was partly offset by lower gains on available for sale securities. Revenues from mutual funds and trust services climbed $12 million from the second quarter of 2006 to reach $91 million in the second quarter of 2007, primarily due to business growth in mutual funds, private investment management and retail brokerage.

(1) See "Financial Reporting Method" on page 3.

In addition to these items, the growth in other income in the quarter was derived from a $9 million increase in securitization revenues and from other revenues, which rose $31 million – an increase that comprised revenues from the activities of Credigy Ltd. Lending fees and acceptances decreased slightly, to $75 million, owing to higher actuarial reserves on insurance activities, while foreign exchange revenues decreased to $20 million.

Total revenues increased $99 million in the first half of 2007, to $2,011 million versus $1,912 million for the year-earlier period. On a taxable equivalent basis(1), total revenues were $2,118 million, up $159 million or 8%. Personal and Commercial net interest income grew $30 million, or 5%, to $676 million in the first six months. Compared with the same period in 2006, trading revenues increased by $52 million to $227 million and revenues from trust services and mutual funds by $19 million to $176 million, while gains on securities declined by $20 million to $50 million.

Operating Expenses

In the second quarter of 2007, operating expenses increased $46 million from the corresponding quarter of 2006, to $661 million. Salaries and staff benefits were up $21 million, to $379 million, owing primarily to higher variable compensation. Professional fees rose $15 million, due specifically to the integration of Credigy Ltd. For the first six months of fiscal 2007, operating expenses increased by $67 million to $1,318 million. Salaries and staff benefits were up $32 million to $769 million, chiefly owing to higher regular salaries. The $26 million increase in professional fees was primarily attributable to the integration of Credigy Ltd.

Income Taxes

Income taxes for the second quarter of 2007 totalled $75 million, representing an effective tax rate of 22%, compared to $82 million and an effective tax rate of 27% for the year-earlier period. For the first six months of 2007, income taxes amounted to $131 million, representing an effective tax rate of 20%. In the corresponding period of 2006, income taxes were $175 million and the effective tax rate was 28%. The tax rates were lower in the second quarter and first half of 2007 because of the larger share of revenues attributable to non-controlling interest and the increase in tax-exempt income from securities.

Results by Segment

Personal and Commercial

Net income for Personal and Commercial totalled $110 million for the second quarter of 2007, up 6% from the $104 million in net income earned in the corresponding quarter of 2006. Total revenues for the segment grew 3% to $518 million.

At Personal Banking, total revenues climbed $10 million on the strength of the $2.1 billion of growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The improvement in the net interest margin on transaction deposits partly offset the narrower margin on credit products, and credit cards in particular.

Total revenues at Commercial Banking were up $4 million owing to growth in foreign exchange revenues and in net interest income primarily due to higher volumes.

Operating expenses for Personal and Commercial were $317 million in the second quarter of 2007, up $2 million from the corresponding quarter of 2006. This minimal increase, attributable to cost controls, translated into an efficiency ratio of 61.2% in the quarter versus 62.5% for the year-earlier quarter. The segment's provision for credit losses was up $2 million for a total of $35 million due in part to higher credit card losses.

For the first six months of fiscal 2007, Personal and Commercial posted net income of $233 million, an 11% increase over the $210 million recorded for the same period of 2006. Total revenues for the segment rose 4% to $1,056 million on growth of $29 million or 4% at Personal Banking and $14 million, or 4% at Commercial Banking. The efficiency ratio moved down to 59.4% in the first half of 2007 from 62.4% for the same period a year earlier.

Wealth Management
Net income for Wealth Management totalled $43 million in the second quarter of 2007, compared to $39 million for the corresponding quarter of 2006, an increase of 10%. The segment's total revenues advanced $13 million or 6% to $227 million for the second quarter of 2007. Vigorous activity in private investment management and mutual funds accounted for half of the growth in segment revenues and for most of the growth in net income, with the remainder stemming from brokerage activities. Operating expenses for the quarter were up $7 million, or 5%, to $161 million. The efficiency ratio improved from 72.0% in the second quarter of 2006 to 70.9% this quarter.

For the first half of fiscal 2007, net income for Wealth Management increased 16% to $88 million from $76 million for the same period in 2006. Total revenues for the segment rose by 7% to $451 million in the first six months of fiscal 2007. Operating expenses were up 5% to $317 million, which made it possible to maintain a positive operating leverage of 2% during the first six months.

Financial Markets
Financial Markets posted net income of $95 million in the second quarter of 2007, up $23 million, or 32%, from the corresponding quarter of 2006. Total revenues for the segment rose $79 million to $334 million, or if non-controlling interest is excluded, $59 million to $311 million. Trading revenues reached $113 million in the quarter, up $33 million from the second quarter of 2006. This increase was partially offset by the decline in gains on securities, which were $20 million as against $31 million a year earlier.

Operating expenses for the quarter ended April 30, 2007 were $170 million, up $26 million from the second quarter of 2006, owing to expenses associated with the integration of Credigy Ltd. and variable compensation. The efficiency ratio went from 57.1% in the second quarter of 2006 to 54.7% in same period of 2007. No provisions for credit losses were recorded in the quarter, compared to $1 million for the same period a year earlier.

For the first half of fiscal 2007, the segment's net income totalled $182 million, for an increase of $19 million or 12% over the corresponding period of 2006. Total revenues climbed 16% to $633 million, while operating expenses rose 14% to $338 million.

Financial Market Revenues

(taxable equivalent basis)(1) *(millions of dollars)*	Q2 2007	Q2 2006
Trading revenues		
Equity	**93**	54
Interest rate	**20**	14
Commodity and foreign exchange	**–**	12
	113	80
Financial market fees	**81**	65
Gains on securities	**20**	31
Banking services	**43**	40
Other	**54**	37
Total(2)	**311**	253

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

Other
The "Other" heading of segment results recorded a net loss of $15 million for the second quarter of 2007, compared to a net loss of $1 million for the same period a year earlier. In the second quarter of fiscal 2006, the Bank had realized a net gain of $5 million on the sale of its shareholder management business. Approximately one third of the $11 million increase in operating expenses ($7 million after income taxes) was attributable to the collection of credits in 2006 from certain suppliers, while the remainder stemmed from the unallocated portion of centralized services. In the first half of fiscal 2007, the net loss was $30 million, as against $18 million for the same period of 2006.

Comprehensive Income

In the second quarter of 2007, comprehensive income amounted to $260 million, or $27 million more than net income for the same period. The difference was primarily attributable to an unrealized foreign exchange loss that was more than offset by an increase in the fair value of available for sale securities, owing mainly to the Montréal Exchange Inc. IPO.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2007, cash and cash equivalents decreased $1.2 billion compared to an increase of $1.2 billion in the second quarter of 2006. As at April 30, 2007, cash and cash equivalents totalled $9.6 billion, unchanged from the year-earlier period.

The $4.3 billion increase in securities held for trading, which was partly offset by a $1.2 billion generated by other items, explains the $3.0 billion required for operating activities in the second quarter of 2007. For the corresponding period of 2006, operating activities required $4.1 billion owing to the $5.7 billion increase in trading account securities, offset by a $1.5 billion decrease in other items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS (cont.)

Financing activities in the second quarter of 2007 provided cash inflows of $10.3 billion generated by increases of $3.9 billion in securities sold short, $2.3 billion in securities sold under repurchase agreements and $4.4 billion in deposits. For the corresponding period of 2006, financing activities provided cash of $5.2 billion mainly as a result of the increase in deposits.

Finally, investing activities required $8.5 billion in cash flows in the second quarter of 2007 because of a $3.3 billion increase in securities purchased under reverse repurchase agreements and a $5.1 billion increase in loans. In contrast, investing activities generated a negligible amount of cash in the corresponding quarter of 2006.

Risk Management

Credit Risk
In the second quarter of 2007, the Bank recorded specific provisions for credit losses of $23 million, up $1 million from the same period a year earlier. As at April 30, 2007, gross impaired loans held steady at $236 million compared to $234 million at the end of fiscal 2006. At the end of the second quarter of 2007, allowances for credit losses exceeded gross impaired loans by $198 million versus $192 million as at October 31, 2006.

Market Risk – Trading Activities
The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 54 of the 2006 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity and commodity.

Trading Activities(1)
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2007			
	Period end	High	Average	Low
Interest rate	(4.8)	(8.0)	(6.2)	(4.2)
Foreign exchange	(2.0)	(3.1)	(2.2)	(1.7)
Equity	(5.3)	(6.5)	(5.4)	(4.6)
Commodity	(2.2)	(2.2)	(1.4)	(1.0)
Correlation effect(2)	7.8	10.3	8.0	5.9
Global VaR	(6.5)	(9.5)	(7.2)	(5.6)

Global VaR by risk category	For the quarter ended January 31, 2007			
	Period end	High	Average	Low
Interest rate	(6.0)	(9.2)	(5.8)	(3.3)
Foreign exchange	(1.7)	(1.7)	(1.3)	(0.6)
Equity	(5.2)	(6.6)	(5.1)	(4.0)
Commodity	(1.0)	(2.3)	(1.5)	(1.0)
Correlation effect(2)	6.6	10.6	6.7	3.4
Global VaR	(7.3)	(9.2)	(7.0)	(5.5)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2007, the Bank had assets of $136.7 billion, up $19.8 billion from $116.9 billion as at October 31, 2006. Loans and acceptances were up $2.8 billion owing mainly to vigorous growth in consumer credit. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $14.4 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**April 2007**	October 2006	April 2006
Loans and acceptances*			
Residential mortgages	**21,830**	21,525	21,028
Consumer loans	**10,337**	9,490	8,992
Credit card receivables	**1,747**	1,743	1,716
SME loans	**14,164**	13,669	13,847
Corporate loans	**5,594**	5,308	5,023
	53,672	51,735	50,606
Deposits			
Personal (balance)	**29,708**	29,164	28,271
Off-balance sheet personal savings (balance)	**75,981**	70,164	68,635
Business	**11,151**	10,398	9,736

** including securitized assets*

Residential mortgage loans rose $0.8 billion as at April 30, 2007, reaching $21.8 billion as against $21.0 billion as at April 30, 2006. Consumer loans climbed 15% to $10.3 billion, primarily driven by secured lines of credit. Business loans continued to grow, with the average volume of SME loans up $0.3 billion year over year to $14.2 billion as at April 30, 2007. Average volumes of corporate loans, for their part, rose 11% to $5.6 billion.

Personal deposits stood at $29.7 billion as at April 30, 2007, up $1.4 billion from the same period a year earlier, with close to half of that growth derived from deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at April 30, 2007 totalled $76.0 billion, up $7.3 billion or 11% in a year. The rise was primarily attributable to savings administered by private investment management and mutual funds, with the remainder resulting from brokerage services. Moreover, business deposits advanced 15% year over year to $11.2 billion as at April 30, 2007.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader is referred to Notes 1 and 2 to the 2006 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first six months ended April 30, 2007, aside from those described in Note 2 to the unaudited interim consolidated financial statements on financial instruments and stock-based compensation.

Details of significant future changes in accounting standards are presented in Note 3 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the unaudited interim consolidated financial statements and notes remain essentially unchanged from those described in the 2006 Annual Report.

Disclosure on Internal Controls over Financial Reporting

During the six months ended April 30, 2007, no changes were made to the Bank's internal control over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Bank's internal controls over financial reporting.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.3% and 13.3% as at April 30, 2007, respectively, as against 9.9% and 14.0% as at October 31, 2006, including the $500 million subordinated debenture issued on November 2, 2006.

During the quarter, the Bank repurchased 2,239,600 common shares for a total of $143 million as part of its normal course issuer bid. Under the program, the Bank intends to repurchase a maximum of 8,102,000 common shares by January 31, 2008. In the first six months of fiscal 2007, the Bank repurchased 2,956,600 common shares, for a total of $189 million.

Risk-weighted assets rose $4.5 billion during the six-month period, of which $3.0 billion was due to higher loan volumes and $1.5 billion was due to market risk.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and increased the dividend by six cents to $0.60 per common share, payable on August 1, 2007 to shareholders of record on June 27, 2007.

Additional Financial Information
(unaudited)
(millions of dollars except per share amounts)

	2007		2006				2005		2006	2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	$1,022	$ 989	$970	$921	$941	$971	$920	$882	$3,803	$3,676
Total revenues (taxable equivalent basis)(1)	1,064	1,054	1,054	970	968	991	953	944	3,983	3,826
Net income	233	240	220	220	214	217	207	207	871	855
Earnings per share										
Basic	1.42	1.45	1.33	1.32	1.29	1.28	1.22	1.20	5.22	4.98
Diluted	1.40	1.43	1.31	1.30	1.26	1.26	1.20	1.18	5.13	4.90
Dividends per common share	0.54	0.54	0.50	0.50	0.48	0.48	0.44	0.44	1.96	1.72
Return on common shareholders' equity	20.3%	20.7%	19.7%	20.2%	20.4%	19.9%	19.4%	19.6%	20.1%	20.7%
Total assets	$136,680	$122,741	$116,885	$108,645	$111,183	$105,276	$107,970	$110,593		
Impaired loans, net	110	112	116	98	111	113	117	114		
Per common share										
Book value	28.92	28.34	27.17	26.57	25.77	25.72	25.39	24.70		
Stock trading range										
High	65.87	66.59	62.86	62.69	65.60	63.90	61.47	58.21		
Low	61.96	61.36	58.26	56.14	61.35	58.35	55.87	51.60		

(1) See "Financial Reporting Method" on page 3.

HIGHLIGHTS
(unaudited)

	Quarter ended April 30			Six months ended April 30		
	2007	2006	% change	2007	2006	% change
Operating results *(millions of dollars)*						
Total revenues	**$1,022**	$941	9	**$2,011**	$1,912	5
Total revenues *(taxable equivalent basis)*(1)	**1,064**	968	10	**2,118**	1,959	8
Net income	**233**	214	9	**473**	431	10
Return on common shareholders' equity	**20.3 %**	20.4 %		**20.5 %**	20.2 %	
Per common share						
Earnings – basic	**$1.42**	$1.29	10	**$2.87**	$2.57	12
Earnings – diluted	**1.40**	1.26	11	**2.83**	2.52	12
Dividends declared	**0.54**	0.48	13	**1.08**	0.96	13
Book value				**28.92**	25.77	12
Stock trading range						
High	**65.87**	65.60		**66.59**	65.60	
Low	**61.96**	61.35		**61.36**	58.35	
Close	**61.96**	62.34		**61.96**	62.34	

	April 30 2007	October 31 2006	
Financial position *(millions of dollars)*			
Total assets	**$136,680**	$116,885	17
Loans and acceptances	**53,246**	50,488	5
Deposits	**76,791**	71,989	7
Subordinated debentures and shareholders' equity	**6,947**	6,237	11
Capital ratios – BIS			
Tier 1	**9.3 %**	9.9 %	
Total	**13.3 %**	14.0 %(2)	
Impaired loans, net of specific and general allowances	**(198)**	(192)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**243,004**	228,749	
Total personal savings	**105,689**	99,328	
Interest coverage	**13.77**	14.11	
Asset coverage	**3.55**	4.01	
Other information			
Number of employees	**16,852**	16,972	(1)
Number of branches in Canada	**450**	451	–
Number of banking machines	**811**	801	1

(1) See "Financial Reporting Method" on page 3.

(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)
(millions of dollars)

	Quarter ended			Six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Interest income					
Loans	**750**	729	628	**1,479**	1,242
Securities	**–**	–	260	**–**	464
Securities available for sale	**77**	68	–	**145**	–
Securities held for trading	**331**	267	–	**598**	–
Deposits with financial institutions	**87**	130	77	**217**	135
	1,245	1,194	965	**2,439**	1,841
Interest expense					
Deposits	**636**	659	447	**1,295**	886
Subordinated debentures	**25**	25	22	**50**	46
Other	**336**	234	194	**570**	329
	997	918	663	**1,915**	1,261
Net interest income	**248**	276	302	**524**	580
Other income					
Financial market fees	**179**	167	164	**346**	323
Deposit and payment service charges	**52**	53	52	**105**	102
Trading revenues	**184**	131	102	**315**	268
Gains on investment account securities, net	**–**	–	28	**–**	70
Gains on available for sale securities, net	**21**	29	–	**50**	–
Card service revenues	**10**	10	9	**20**	18
Lending fees	**58**	59	63	**117**	125
Acceptances, letters of credit and guarantee	**17**	17	16	**34**	32
Securitization revenues	**48**	48	39	**96**	79
Foreign exchange revenues	**20**	29	24	**49**	47
Trust services and mutual funds	**91**	85	79	**176**	157
Other	**94**	85	63	**179**	111
	774	713	639	**1,487**	1,332
Total revenues	**1,022**	989	941	**2,011**	1,912
Provision for credit losses	**23**	28	22	**51**	39
	999	961	919	**1,960**	1,873
Operating expenses					
Salaries and staff benefits	**379**	390	358	**769**	737
Occupancy	**44**	40	43	**84**	82
Technology	**102**	98	95	**200**	196
Communications	**19**	17	19	**36**	37
Professional fees	**47**	40	32	**87**	61
Other	**70**	72	68	**142**	138
	661	657	615	**1,318**	1,251
Income before income taxes and non-controlling interest	**338**	304	304	**642**	622
Income taxes	**75**	56	82	**131**	175
	263	248	222	**511**	447
Non-controlling interest	**30**	8	8	**38**	16
Net income	**233**	240	214	**473**	431
Dividends on preferred shares	**6**	5	5	**11**	11
Net income available to common shareholders	**227**	235	209	**462**	420
Number of common shares outstanding *(thousands)*					
Average – basic	**160,588**	161,681	162,598	**161,144**	163,770
Average – diluted	**162,032**	164,398	165,552	**163,234**	166,685
End of period	**159,418**	161,367	161,882	**159,418**	161,882
Earnings per common share *(dollars)*					
Basic	**1.42**	1.45	1.29	**2.87**	2.57
Diluted	**1.40**	1.43	1.26	**2.83**	2.52
Dividends per common share *(dollars)*	**0.54**	0.54	0.48	**1.08**	0.96

CONSOLIDATED BALANCE SHEET

(unaudited)
(millions of dollars)

	April 30 2007	January 31 2007	October 31 2006	April 30 2006
ASSETS				
Cash	270	262	268	226
Deposits with financial institutions	9,415	10,554	10,611	9,467
Securities				
Investment account	-	-	6,814	7,671
Available for sale	9,901	9,378	-	-
Held for trading	38,775	34,429	31,864	28,839
	48,676	43,807	38,678	36,510
Securities purchased under reverse repurchase agreements	13,146	9,812	7,592	7,549
Loans (Notes 4, 5 and 6)				
Residential mortgage	15,142	14,947	15,230	14,889
Personal and credit card	12,323	11,673	11,280	10,687
Business and government	22,214	18,408	20,679	20,533
	49,679	45,028	47,189	46,109
Allowance for credit losses	(434)	(435)	(426)	(439)
	49,245	44,593	46,763	45,670
Other				
Customers' liability under acceptances	4,001	4,162	3,725	3,677
Fair value of derivative financial instruments (Note 11)	3,073	2,746	2,269	2,599
Premises and equipment	389	383	385	347
Goodwill	683	684	683	662
Intangible assets	176	176	177	177
Other assets	7,606	5,562	5,734	4,299
	15,928	13,713	12,973	11,761
	136,680	122,741	116,885	111,183
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	29,708	29,511	29,164	28,270
Business and government	35,620	31,960	33,998	30,930
Deposit-taking institutions	11,238	10,699	8,602	10,918
Deposit from NBC Capital Trust	225	225	225	-
	76,791	72,395	71,989	70,118
Other				
Acceptances	4,001	4,162	3,725	3,677
Obligations related to securities sold short	21,713	17,860	15,621	15,094
Securities sold under repurchase agreements	14,095	11,844	9,517	7,541
Fair value of derivative financial instruments (Note 11)	2,262	2,024	1,646	1,997
Other liabilities	9,963	6,827	7,574	6,068
	52,034	42,717	38,083	34,377
Subordinated debentures (Note 7)	1,935	1,942	1,449	1,599
Non-controlling interest	908	714	576	517
Shareholders' equity (Notes 9 and 10)				
Preferred shares	400	400	400	400
Common shares	1,576	1,583	1,566	1,558
Contributed surplus	29	24	21	17
Unrealized foreign currency translation adjustments	-	-	(92)	(77)
Retained earnings	3,021	3,003	2,893	2,674
Accumulated other comprehensive income (loss)	(14)	(37)	-	-
	5,012	4,973	4,788	4,572
	136,680	122,741	116,885	111,183

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Six months ended April 30
(unaudited)
(millions of dollars)

	2007	2006
Preferred shares	400	400
Common shares at beginning	1,566	1,565
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	9	7
Stock Option Plan	24	29
Other	6	–
Repurchase of common shares for cancellation (Note 9)	(29)	(43)
Common shares at end	1,576	1,558
Contributed surplus at beginning	21	13
Stock option expense (Note 10)	11	5
Stock options exercised	(3)	(1)
Contributed surplus at end	29	17
Unrealized foreign currency translation adjustments at beginning	(92)	(26)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	–	(51)
Reclassification to accumulated other comprehensive income (Note 2)	92	–
Unrealized foreign currency translation adjustments at end	–	(77)
Retained earnings at beginning	2,893	2,645
Net income	473	431
Impact of initial adoption of financial instruments standards (Note 2)	1	–
Dividends		
Preferred shares	(11)	(11)
Common shares	(173)	(158)
Premium paid on common shares repurchased for cancellation (Note 9)	(160)	(232)
Share issuance and other expenses, net of income taxes	(2)	(1)
Retained earnings at end	3,021	2,674
Accumulated other comprehensive income (loss) at beginning, net of income taxes	–	–
Reclassification from unrealized foreign currency translation adjustments (Note 2)	(92)	–
Impact of initial adoption of financial instruments standards (Note 2)	21	–
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	(12)	–
Net change in unrealized gains (losses) on available for sale financial assets	92	–
Net change in gains (losses) on derivatives designated as cash flow hedges	(23)	–
Accumulated other comprehensive income (loss) at end, net of income taxes	(14)	–
Shareholders' equity	5,012	4,572

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

As at April 30, 2007	
Unrealized foreign currency translation gains and losses, net of hedging activities	(104)
Unrealized gains and losses on available for sale financial assets	120
Gains and losses on derivatives designated as cash flow hedges	(30)
Accumulated other comprehensive income (loss), net of income taxes	(14)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)
(millions of dollars)

	Quarter ended		Six months ended
	April 30 2007	January 31 2007	April 30 2007
Net income	233	240	473
Other comprehensive income (loss), net of income taxes			
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	(103)	79	(24)
Impact of hedging net foreign currency translation gains or losses	59	(47)	12
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	(44)	32	(12)
Net unrealized gains (losses) on available for sale financial assets	71	18	89
Reclassification to net income of (gains) losses on available for sale financial assets	4	(1)	3
Net change in unrealized gains and losses on available for sale financial assets	75	17	92
Net gains (losses) on derivatives designated as cash flow hedges	(6)	(21)	(27)
Reclassification to net income of (gains) losses on derivatives designated as cash flow hedges	2	2	4
Net change in gains and losses on derivatives designated as cash flow hedges	(4)	(19)	(23)
Total other comprehensive income (loss), net of income taxes	27	30	57
Comprehensive income	260	270	530

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)
(millions of dollars)

	Quarter ended April 30		Six months ended April 30	
	2007	2006	**2007**	2006
Cash flows from operating activities				
Net income	**233**	214	**473**	431
Adjustments for:				
Provision for credit losses	**23**	22	**51**	39
Amortization of premises and equipment	**18**	16	**36**	32
Future income taxes	**8**	–	**11**	4
Translation adjustment on foreign currency subordinated debentures	**(3)**	(1)	**(1)**	(3)
Gains on sale of investment account securities, net	**–**	(28)	**–**	(70)
Gains on sale of available for sale securities, net	**(21)**	–	**(50)**	–
Gains on asset securitizations and other transfers of receivables, net	**(28)**	(20)	**(58)**	(42)
Stock option expense	**6**	3	**11**	5
Change in interest payable	**–**	15	**60**	98
Change in interest and dividends receivable	**22**	(17)	**141**	54
Change in income taxes payable	**47**	20	**26**	68
Change in fair value of derivative financial instruments, net	**(95)**	(28)	**(222)**	(58)
Change in held for trading securities	**(4,346)**	(5,744)	**(6,911)**	(2,656)
Change in other items	**1,151**	1,495	**653**	2 234
	(2,985)	(4,053)	**(5,780)**	136
Cash flows from financing activities				
Change in deposits	**4,396**	5,198	**4,802**	7,899
Issuance of subordinated debentures	**–**	–	**500**	500
Issuance of common shares	**16**	11	**39**	36
Repurchase of common shares for cancellation	**(143)**	(168)	**(189)**	(275)
Dividends paid on common shares	**(4)**	(80)	**(168)**	(153)
Dividends paid on preferred shares	**(5)**	(5)	**(11)**	(11)
Change in obligations related to securities sold short	**3,853**	599	**6,092**	(410)
Change in securities sold under repurchase agreements	**2,251**	(299)	**4,578**	(5,374)
Change in other items	**(73)**	(26)	**(15)**	(49)
	10,291	5,230	**15,628**	2,163
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**(30)**	989	**(52)**	3 924
Change in loans	**(5,108)**	(1,340)	**(3,984)**	(2,818)
Proceeds from securitization of new assets and other transfers of receivables	**433**	618	**1,451**	1,178
Purchases of investment account securities	**–**	(6,161)	**–**	(13,151)
Purchases of available for sale securities	**(3,741)**	–	**(9,827)**	–
Sales of investment account securities	**–**	5,495	**–**	12,419
Sales of available for sale securities	**3,337**	–	**6,912**	–
Change in securities purchased under reverse repurchase agreements	**(3,334)**	431	**(5,554)**	(526)
Net acquisitions of premises and equipment	**(24)**	(11)	**(40)**	(22)
	(8,467)	21	**(11,094)**	1,004
Increase (decrease) in cash and cash equivalents	**(1,161)**	1,198	**(1,246)**	3,303
Cash and cash equivalents at beginning	**10,784**	8,381	**10,869**	6,276
Cash and cash equivalents at end	**9,623**	9,579	**9,623**	9,579
Cash and cash equivalents				
Cash	**270**	226	**270**	226
Deposits with financial institutions	**9,415**	9,467	**9,415**	9,467
Less: Amount pledged as collateral	**(62)**	(114)	**(62)**	(114)
	9,623	9,579	**9,623**	9,579
Supplementary information				
Interest paid	**997**	648	**1,855**	1,163
Income taxes paid	**84**	42	**139**	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2007.

1 Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2006 except for the new accounting standards adopted described in Note 2.

2 Recent Accounting Standards Adopted

a) Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On November 1, 2006, the Bank adopted the standards set out in the new sections of the Canadian Institute of Chartered Accountants (CICA) Handbook relating to financial instruments as described in Note 2 of its Annual Report for the fiscal year ended October 31, 2006.

Transition
The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to November 1, 2006 were unchanged and, therefore, those financial statements have not been restated.

As at November 1, 2006, the Bank recognized all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of "Accumulated other comprehensive income," net of income taxes.

The items recognized as an adjustment to the opening balance of retained earnings, net of income taxes, totalled $1 million.

The items recognized as an adjustment to the opening balances of "Accumulated other comprehensive income," net of income taxes, are:

- A net unrealized loss on the translation of the financial statements of self-sustaining foreign operations, net of hedge transactions, in the amount of $92 million that was previously presented as a separate item in Shareholders' equity
- A net unrealized gain on available for sale financial assets in the amount of $28 million
- A net loss on derivatives designated as cash flow hedges, in the amount of $7 million

Risk Management
In the context of its day-to-day operations, the Bank exposes itself to certain categories of risks, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Credit risk is controlled through a rigourous and methodical process that includes the following: credit risk assessment, credit granting process, and portfolio diversification and management.

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities. One of the main tools used to manage market risk is the Value-at-Risk simulation model.

The Bank uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risks. Some derivatives used to manage these risks are specifically designated as hedges and qualify for hedge accounting.

Hedge Accounting Policy

The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated a fair value hedge, a cash flow hedge or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge

Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of an asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative instruments used will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, deposit and subordinated debenture portfolios.

For the quarter ended April 30, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible (negligible for the six months ended April 30, 2007). All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the fair value hedge.

Cash flow hedge

Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. In a cash flow hedge, the derivative instruments related to the hedged item will mitigate the variability in future cash flows. The Bank uses this strategy primarily for its loan portfolios.

For the quarter ended April 30, 2007, an unrealized loss of $9 million was recorded in "Other comprehensive income" for the effective portion of changes in fair value of derivative instruments designated as cash flow hedges ($40 million for the six months ended April 30, 2007). The amounts recognized are reclassified to "Net interest income" in the periods during which the variability in cash flows of the hedged item affects net interest income. A net loss of $3 million was reclassified to net income during the quarter ($6 million for the six-month period). An estimated net loss of $15 million deferred in "Accumulated other comprehensive income" as at April 30, 2007 is expected to be reclassified to net income during the next 12 months. The maximum period over which the Bank hedges its exposure to the variability in future cash flows is five years.

For the quarter ended April 30, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible (negligible for the six-month period). All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the cash flow hedge.

Hedge of a net investment in a self-sustaining foreign operation

The Bank uses financial instruments denominated in foreign currencies to hedge the foreign exchange risk related to investments in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. In a hedge of a net investment in a self-sustaining foreign operation, the monetary items used will offset the foreign exchange gains and losses on the investments.

For the quarter ended April 30, 2007, unrealized foreign exchange losses of $103 million ($24 million for the six-month period) were recorded in "Other comprehensive income" related to the Bank's net investment in self-sustaining foreign operations and were offset by gains of $88 million ($19 million for the six-month period) related to financial instruments designated as foreign currency risk hedges. These non-derivative financial instruments represent foreign currency denominated liabilities and totalled $1.3 billion as at April 30, 2007.

Available for Sale Financial Assets Presented at Cost

The Bank holds equity securities, mutual fund units and other securities that are classified as available for sale but which must be recognized at cost on the Consolidated Balance Sheet because they do not have a quoted market price in an active market. These available for sale financial assets, presented at cost on the Consolidated Balance Sheet, totalled $358 million.

Impairment in Value Not Recognized in the Consolidated Statement of Income

Financial assets classified as available for sale are measured periodically to determine whether there is an objective indication of an other-than-temporary impairment in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

The gross unrealized gains (losses) are presented in the table below.

				As at April 30, 2007
	Unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by the Canadian or U.S. governments	7,031	5	(20)	7,016
Other debt securities	1,467	15	(4)	1,478
Equity securities (cost)	1,238	191	(22)	1,407
Total available for sale securities	9,736	211	(46)	9,901
Other available for sale financial assets	959	-	(1)	958
Total available for sale financial assets	10,695	211	(47)	10,859

Financial instruments designated as held for trading

The Bank may irrevocably designate any financial instrument as held for trading when it is initially recognized; as a result, the instrument will be measured at fair value, with the gains and losses recognized in the Consolidated Statement of Income during the period in which they occur. The Superintendent of Financial Institutions Canada has issued guidelines limiting the circumstances under which this option may be used. The Bank can use this option in the following cases:

- If, in accordance with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the valuation or recognition inconsistency and if the fair values are reliable.
- For hybrid financial instruments with one or more embedded derivatives which would significantly affect the cash flows of these financial instruments and which would be accounted for separately.

During the six months ended April 30, 2007, the Bank designated certain deposits with one or more embedded derivatives as held for trading. These deposits are presented as "Deposits" in the Consolidated Balance Sheet.

The fair value of these deposits was $203 million as at April 30, 2007. The change in fair value in the amount of $6 million for the quarter ended April 30, 2007 was recognized as a gain in "Trading revenues" in the Consolidated Statement of Income (gain of $8 million for the six-month period).

At maturity, the amount that the Bank will be required contractually to pay to the deposit holders may vary and will be different than the fair value as at April 30, 2007.

The change in fair value not attributable to changes in an essentially risk-free interest rate totalled $4 million for the quarter ended April 30, 2007 ($5 million for the six-month period).

b) Stock-Based Compensation

On November 1, 2006, the Bank adopted the accounting treatment set out in EIC-162 *Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date* issued by the Emerging Issues Committee. EIC-162 specifies that the compensation cost attributable to stock-based awards granted to employees who are eligible to retire at the grant date should be recognized immediately and that the compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date of retirement eligibility. Previously, the Bank amortized this cost over the vesting period. The Bank has not restated its prior-period consolidated financial statements to take this change into account because the impact is not material.

3 Recent Accounting Standards Pending Adoption

Capital Disclosures and Financial Instruments – Disclosures and Presentation

In December 2006, the CICA published three new accounting standards: Section 1535 *Capital Disclosures*; Section 3862 *Financial Instruments – Disclosures*; and Section 3863 *Financial Instruments – Presentation*. These new standards will apply to the Bank effective November 1, 2007.

Section 1535 establishes disclosure requirements concerning:
- an entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- the consequences of non-compliance with such capital requirements.

Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861 *Financial Instruments – Disclosure and Presentation* and carry forward unchanged the presentation requirements of Section 3861.

Section 3862 establishes disclosure requirements that enable users of financial statements to evaluate:
- the significance of financial instruments for an entity's financial position and performance; and
- the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

4 Loans and Impaired Loans

		Impaired loans		
	Gross loans	Gross	Specific allowances	Net balance
April 30, 2007				
Residential mortgage	**15,142**	**17**	**1**	**16**
Personal and credit card	**12,323**	**39**	**19**	**20**
Business and government	**22,214**	**180**	**106**	**74**
	49,679	**236**	**126**	**110**
General allowance(1)				**(308)**
Impaired loans, net of specific and general allowances				**(198)**
October 31, 2006				
Residential mortgage	15,230	13	2	11
Personal and credit card	11,280	36	16	20
Business and government	20,679	185	100	85
	47,189	234	118	116
General allowance(1)				(308)
Impaired loans, net of specific and general allowances				(192)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

5 Allowance for Credit Losses

The changes made to allowances are as follows for the six months ended:

	April 30, 2007			April 30, 2006		
	Specific allowances	General allowance	Total	Specific allowances	General allowance	Total
Allowances at beginning	**118**	**308**	**426**	143	308	451
Provision for credit losses	**51**	**–**	**51**	39	–	39
Write-offs	**(72)**	**–**	**(72)**	(84)	–	(84)
Recoveries	**29**	**–**	**29**	33	–	33
Allowances at end	**126**	**308**	**434**	131	308	439

6 Asset Securitization

New Securitization Activities

CMHC-insured mortgage loans

The Bank securitizes insured residential mortgage loans through the creation of mortgage-backed securities. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization activities for the quarter ended:	April 30, 2007	January 31, 2007	April 30, 2006
Net cash proceeds	**433**	918	618
Retained interests	**12**	27	17
Retained servicing liability	**(3)**	(5)	(4)
	442	940	631
Receivables securitized and sold	**436**	926	626
Gain before income taxes, net of transaction fees	**6**	14	5
Mortgage-backed securities created and retained included in "Securities – Investment account"	**–**	–	278

Securitization activities for the six months ended:	April 30, 2007	April 30, 2006
Net cash proceeds	**1,351**	1,037
Retained interests	**39**	30
Retained servicing liability	**(8)**	(6)
	1,382	1,061
Receivables securitized and sold	**1,362**	1,051
Gain before income taxes, net of transaction fees	**20**	10
Mortgage-backed securities created and retained included in "Securities – Investment account"	**–**	553

Impact of securitization activities on certain items in the Consolidated Statement of Income

Securitization revenues for the quarter ended April 30

	Gains on sale of assets		Servicing revenues		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Insured mortgage loans	**6**	5	**4**	3	**–**	–	**10**	8
Credit card receivables	**22** [1]	16 [1]	**4**	4	**12**	10	**38**	30
Personal loans	**–** [1]	– [1]	**–**	–	**–**	1	**–**	1
Total	**28**	21	**8**	7	**12**	11	**48**	39

Securitization revenues for the six months ended April 30

	Gains on sale of assets		Servicing revenues		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Insured mortgage loans	**20**	10	**8**	6	**–**	–	**28**	16
Credit card receivables	**39** [1]	33 [1]	**8**	8	**21**	19	**68**	60
Personal loans	**–** [1]	– [1]	**–**	1	**–**	2	**–**	3
Total	**59**	43	**16**	15	**21**	21	**96**	79

(1) Revolving securitization transactions

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during the quarter ended April 30, 2007 were as follows:

	Insured mortgage loans	Credit card receivables	Personal loans
Weighted average term (months)	**32.9**	**–**	**14.4**
Repayment rate	**–**	**24.2%** [1]	**–**
Prepayment rate	**17.0%**	**–**	**30.0%**
Excess spread, net of credit losses	**1.2%**	**10.5%**	**1.3%**
Expected credit losses	**–**	**3.7%**	**1.7%**
Discount rate	**4.1%**	**17.0%**	**17.0%**

(1) The repayment rate for the first quarter of 2007 was 31.9%.

7 Subordinated Debentures

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

8 Pension and Other Employee Future Benefits

	Quarter ended			Six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Pension benefit expense	**15**	15	15	**30**	30
Other employee future benefit expense	**3**	3	2	**6**	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

9 Capital Stock

Shares outstanding and dividends as at April 30, 2007

	Number of shares	Shares $	$	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	6	0.3656
Series 16	8,000,000	200	5	0.3031
	16,000,000	400	11	
Common shares	159,418,005	1,576	173	0.5400
		1,976		

Repurchase of Common Shares

On February 1, 2007, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008. On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period that ended on January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period that ended on January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at April 30, 2007, the Bank had completed the repurchase of 2,956,600 common shares (4,472,420 in 2006) at a cost of $189 million ($275 million in 2006), which reduced common share capital by $29 million ($43 million in 2006) and retained earnings by $160 million ($232 million in 2006).

Authorized Capital Stock

During the quarter ended April 30, 2007, Section 1 of By-Law II of the Bank was amended to increase to $5 billion the maximum aggregate consideration for which First Preferred Shares may be issued.

10 Stock-Based Compensation

Stock Option Plan

During the six months ended April 30, 2007, the Bank awarded 1,493,504 stock options (943,200 in 2006) at a fair value of $11.32 ($12.81 in 2006).

As at April 30, 2007, a total of 6,191,132 stock options were outstanding.

The fair value of these options was estimated, on the award date, using the Black-Scholes valuation model. The following assumptions were used:

Six months ended	April 30, 2007	April 30, 2006
Risk-free interest rate	4.05%	4.18%
Expected life of the options	5 years	6 years
Expected volatility	22.5%	24.0%
Expected dividend yield	3.3%	3.2%

The following table presents the compensation expense recorded for the stock options:

	Quarter ended			Six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Bank stock options	**6**	5	3	**11**	5

Stock Appreciation Rights (SAR) Plan
During the six months ended April 30, 2007, the Bank awarded 48,396 SARs. As at April 30, 2007, a total of 313,094 SARs were outstanding.

Deferred Stock Unit (DSU) Plan
During the six months ended April 30, 2007, the Bank awarded 32,358 DSUs. As at April 30, 2007, a total of 251,972 DSUs were outstanding.

Restricted Stock Unit Plan (RSU)
During the six months ended April 30, 2007, the Bank awarded 47,335 RSUs. As at April 30, 2007, a total of 210,141 RSUs were outstanding.

Deferred Compensation Plan of National Bank Financial
During the six months ended April 30, 2007, National Bank Financial awarded 96,695 units. As at April 30, 2007, a total of 875,487 units were outstanding.

11 Fair Value of Derivative Financial Instruments

As at April 30, 2007	Carrying value	
	Assets	Liabilities
Fair value hedges	**186**	**97**
Cash flow hedges	**4**	**38**
Derivatives not designated as hedges	**2,883**	**2,127**
	3,073	**2,262**

12 Income Taxes – Other Comprehensive Income

The income tax charge or recovery for each component of other comprehensive income is presented in the following table.

	Quarter ended		Six months ended
	April 30 2007	January 31 2007	**April 30 2007**
Income taxes (recovery) on:			
Impact of hedging net foreign currency translation gains or losses	**29**	(22)	**7**
Net unrealized gains (losses) on available for sale financial assets	**25**	8	**33**
Reclassification to net income of (gains) losses on available for sale financial assets	**(2)**	(1)	**(3)**
Net gains (losses) on derivatives designated as cash flow hedges	**(3)**	(10)	**(13)**
Reclassification to net income of (gains) losses on derivatives designated as cash flow hedges	**1**	1	**2**
Total income taxes (recovery)	**50**	(24)	**26**

13 Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income(1)	**330**	318	**32**	32	**(43)**	24	**(71)**	(72)	**248**	302
Other income(1)	**188**	186	**195**	182	**377**	231	**14**	40	**774**	639
Total revenues	**518**	504	**227**	214	**334**	255	**(57)**	(32)	**1,022**	941
Operating expenses	**317**	315	**161**	154	**170**	144	**13**	2	**661**	615
Contribution	**201**	189	**66**	60	**164**	111	**(70)**	(34)	**361**	326
Provision for credit losses	**35**	33	**–**	–	**–**	1	**(12)**	(12)	**23**	22
Income before income taxes and non-controlling interest	**166**	156	**66**	60	**164**	110	**(58)**	(22)	**338**	304
Income taxes(1)	**56**	52	**22**	20	**45**	36	**(48)**	(26)	**75**	82
Non-controlling interest	**–**	–	**1**	1	**24**	2	**5**	5	**30**	8
Net income (net loss)	**110**	104	**43**	39	**95**	72	**(15)**	(1)	**233**	214
Average assets	**48,273**	46,001	**449**	752	**92,746**	68,270	**(11,651)**	(9,634)	**129,817**	105,389

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income(2)	**676**	646	**66**	63	**(46)**	18	**(172)**	(147)	**524**	580
Other income(2)	**380**	367	**385**	357	**679**	527	**43**	81	**1,487**	1,332
Total revenues	**1,056**	1,013	**451**	420	**633**	545	**(129)**	(66)	**2,011**	1,912
Operating expenses	**627**	632	**317**	302	**338**	297	**36**	20	**1,318**	1,251
Contribution	**429**	381	**134**	118	**295**	248	**(165)**	(86)	**693**	661
Provision for credit losses	**78**	64	**–**	–	**–**	2	**(27)**	(27)	**51**	39
Income before income taxes and non-controlling interest	**351**	317	**134**	118	**295**	246	**(138)**	(59)	**642**	622
Income taxes(2)	**118**	107	**43**	39	**88**	79	**(118)**	(50)	**131**	175
Non-controlling interest	**–**	–	**3**	3	**25**	4	**10**	9	**38**	16
Net income (net loss)	**233**	210	**88**	76	**182**	163	**(30)**	(18)	**473**	431
Average assets	**47,811**	45,663	**442**	728	**88,199**	66,887	**(11,667)**	(8,803)	**124,785**	104,475

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

Taxable Equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $24 million ($17 million in 2006) and other income by $18 million ($10 million in 2006). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the six months ended April 30, 2007, net interest income was grossed up by $68 million ($36 million in 2006) and other income by $39 million ($11 million in 2006). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly Report Publication Dates for Fiscal 2007
Third quarter: August 30, 2007
Fourth quarter: November 29, 2007

Disclosure of Second Quarter Results

Conference Call
- A conference call for analysts and institutional investors will be held on May 31, 2007 at 1:30 p.m. EDT.
- Access by telephone in listen-only mode: 1-866-898-9626 or 416-340-2216
- A recording of the conference call can be heard until June 7, 2007 by calling 1-800-408-3053 or 416-695-5800. The access code is 3222486#.

Webcast
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Email: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).

NATIONAL
BANK
OF CANADA

Head Office
600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

File No 82 - 3764

National Bank of Canada:

National Bank: net income of $233 million in the second quarter of 2007

- Revenues of $1,022 million, up 9%
- Diluted earnings per share of $1.40, up 11%
- Return on common shareholders' equity of 20.3%
- Increase of 11% in the quarterly dividend

MONTREAL, May 31, 2007 – National Bank reported net income of $233 million in the second quarter of fiscal 2007, an increase of 9% over the same period of 2006. Diluted earnings per share totalled $1.40, up 11% from $1.26 in the second quarter of 2006. Had it not been for the net gain on the sale of its shareholder management business in the second quarter of 2006, the increase in diluted earnings per share would have been 14%.

Between the second quarter of 2006 and the second quarter of 2007, the Bank's total revenues grew 9% to $1,022 million. Return on common shareholders' equity stood at 20.3%.

"Standing here on my last day as head of the Bank, I am very satisfied with how the Bank fared during the quarter. It exceeded all of its profitability objectives with strong contributions from all segments," said Réal Raymond, outgoing President and Chief Executive Officer.

The incoming President and Chief Executive Officer, Louis Vachon, feels that the financial institution is in an excellent position today to continue its trend of profitable growth. "National Bank has once again demonstrated the value of its growth strategy based on a balance between its three core areas of expertise: Personal and Commercial Banking, Wealth Management and Financial Markets. Over the coming quarters, the segments' strategies will be brought up to date to enable the Bank to further strengthen its presence in its priority markets and exceed the expectations of all parties that have a stake in its success."

Highlights

- Growth of 9% in total revenues in the second quarter of 2007 to $1,022 million, as against $941 million in the same quarter of 2006.
- Diluted earnings per share of $1.40, up 11% from the second quarter of 2006, or 14% if the gain recorded last year on the sale of the Bank's shareholder management business is excluded.
- Excellent quality of the loan portfolio maintained.
- Quarterly dividend increased by 11% to 60 cents per share.

Personal and Commercial

- Total revenues for Personal and Commercial up 3% in the second quarter of 2007. Business growth was tempered by a slight decline in the net interest margin from 2.84% in the second quarter of 2006 to 2.80% this quarter, specifically attributable to narrower margins on retail credit products and business deposits.
- Generalized, sustained growth in retail loan and deposit volumes, with the largest gains coming from consumer loans, at 15%.
- Increase of 6% in the segment's net income to $110 million, versus $104 million in the second quarter of 2006, due to far more rapid growth in revenues than operating expenses during the quarter.

Wealth Management

- Total revenues for Wealth Management up 6% in the second quarter of 2007 from the second quarter of 2006, the most solid gain of the prior fiscal year, despite pressure on discount brokerage revenues.
- Increase of 10% in Wealth Management net income, from $39 million in the second quarter of 2006 to $43 million in the second quarter of 2007.
- Year-over-year growth of 9% in deposits and off-balance sheet personal savings. Assets totalled $105.7 billion due to the increase in retail brokerage assets, mutual funds and private investment management.

Financial Markets

- Total revenues for Financial Markets up 31% to $334 million in the second quarter of 2007 – or 23% to $311 million, net of non-controlling interest – due to significantly higher financial market fees and trading revenues.
- Growth of 32% in segment net income in the second quarter of 2007 to $95 million, compared to $72 million in the corresponding period of 2006.

Financial Information
(unaudited)

	For the quarter ended April 30			For the six months ended April 30		
(millions of dollars)	2007	2006	%	2007	2006	%
Personal and Commercial	110	104	6	233	210	11
Wealth Management	43	39	10	88	76	16
Financial Markets	95	72	32	182	163	12
Other	(15)	(1)	–	(30)	(18)	–
Net income	233	214	9	473	431	10
Less: Net gain on sale of shareholder management business	–	5		–	5	
Net income excluding specified item	233	209	11	473	426	11
Diluted earnings per common share	$1.40	$1.26	11	$2.83	$2.52	12
Less: Net gain on sale of shareholder management business	–	0.03		–	0.03	
Diluted earnings per common share excluding specified item	$1.40	$1.23	14	$2.83	$2.49	14
Return on common shareholders' equity	20.3%	20.4%		20.5%	20.2%	

2007 Financial Objectives	Objectives	Results 2nd quarter 2007	Results 1st six months 2007
Growth in diluted earnings per share excluding specified items	5% – 10%	14%	14%
Return on common shareholders' equity	16% – 20%	20.3%	20.5%
Tier 1 capital ratio	More than 8.5%	9.3%	9.3%
Dividend payout ratio	40% – 50%	38%	38%

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Report to Shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in annual reports, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2006 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. For all operating segments, net interest income was grossed up by $24 million ($17 million in 2006) and other income was grossed up by $18 million ($10 million in 2006) for the quarter ended April 30, 2007. An equivalent amount was added to income taxes. For the six months ended April 30, 2007, net interest income was grossed up by $68 million ($36 million in 2006) and other income by $39 million ($11 million in 2006). An equivalent amount was added to income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

May 30, 2007 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first six months of fiscal 2007. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at **www.sedar.com** or the Bank's website at **www.nbc.ca**.

Analysis of Results

Consolidated Results

National Bank recorded net income of $233 million in the second quarter of fiscal 2007, up 9% from $214 million in the corresponding period of 2006. Diluted earnings per share amounted to $1.40, an 11% increase over the $1.26 per share posted in the second quarter of 2006. Excluding the net gain on the sale of the Bank's shareholder management business recorded in 2006, the increase in diluted earnings per share was 14%.

The Bank's net income for the first six months of the fiscal year totalled $473 million, up 10% from the year-earlier period. Diluted earnings per share stood at $2.83, an increase of 12% over the first half of 2006, or 14% excluding the net gain on the sale of the Bank's shareholder management business.

Return on common shareholders' equity, at 20.3%, remained virtually unchanged in the second quarter of 2007. For the first six months of fiscal 2007, it rose 30 basis points compared to the same period of 2006, to 20.5%.

Total Revenues

The Bank's total revenues rose 9% between the second quarters of 2006 and 2007 to $1,022 million. On a taxable equivalent basis(1), total revenues climbed 10% – or 8% net of non-controlling interest from direct investments in the Innocap platform by third parties – to $1,064 million, mainly on the strength of robust growth in all segments.

Net interest income for Personal and Commercial increased $12 million, or 4%, to $330 million for the quarter. The growth stemmed from the sustained increase in loan and deposit volumes, accompanied by a slight decline in the net interest margin, which stood at 2.80% in the second quarter of 2007, as against 2.84% in the year-earlier period. This drop was mainly attributable to the narrowing of the net interest margin on secured lines of credit and mortgage loans.

Other income in the second quarter stood at $774 million, up from $639 million in the corresponding quarter of 2006. On a taxable equivalent basis(1), other income totalled $792 million, as against $649 million in the year-earlier period. Financial market fees amounted to $179 million for the quarter, increasing $15 million from the same period in 2006 as a result of the solid performance by the corporate financing business.

Trading revenues, recorded in both other income and net interest income, rose $32 million in the second quarter of 2007. This increase was partly offset by lower gains on available for sale securities. Revenues from mutual funds and trust services climbed $12 million from the second quarter of 2006 to reach $91 million in the second quarter of 2007, primarily due to business growth in mutual funds, private investment management and retail brokerage.

(1) See "Financial Reporting Method" on page 3.

In addition to these items, the growth in other income in the quarter was derived from a $9 million increase in securitization revenues and from other revenues, which rose $31 million – an increase that comprised revenues from the activities of Credigy Ltd. Lending fees and acceptances decreased slightly, to $75 million, owing to higher actuarial reserves on insurance activities, while foreign exchange revenues decreased to $20 million.

Total revenues increased $99 million in the first half of 2007, to $2,011 million versus $1,912 million for the year-earlier period. On a taxable equivalent basis(1), total revenues were $2,118 million, up $159 million or 8%. Personal and Commercial net interest income grew $30 million, or 5%, to $676 million in the first six months. Compared with the same period in 2006, trading revenues increased by $52 million to $227 million and revenues from trust services and mutual funds by $19 million to $176 million, while gains on securities declined by $20 million to $50 million.

Operating Expenses

In the second quarter of 2007, operating expenses increased $46 million from the corresponding quarter of 2006, to $661 million. Salaries and staff benefits were up $21 million, to $379 million, owing primarily to higher variable compensation. Professional fees rose $15 million, due specifically to the integration of Credigy Ltd. For the first six months of fiscal 2007, operating expenses increased by $67 million to $1,318 million. Salaries and staff benefits were up $32 million to $769 million, chiefly owing to higher regular salaries. The $26 million increase in professional fees was primarily attributable to the integration of Credigy Ltd.

Income Taxes

Income taxes for the second quarter of 2007 totalled $75 million, representing an effective tax rate of 22%, compared to $82 million and an effective tax rate of 27% for the year-earlier period. For the first six months of 2007, income taxes amounted to $131 million, representing an effective tax rate of 20%. In the corresponding period of 2006, income taxes were $175 million and the effective tax rate was 28%. The tax rates were lower in the second quarter and first half of 2007 because of the larger share of revenues attributable to non-controlling interest and the increase in tax-exempt income from securities.

Results by Segment

Personal and Commercial

Net income for Personal and Commercial totalled $110 million for the second quarter of 2007, up 6% from the $104 million in net income earned in the corresponding quarter of 2006. Total revenues for the segment grew 3% to $518 million.

At Personal Banking, total revenues climbed $10 million on the strength of the $2.1 billion of growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The improvement in the net interest margin on transaction deposits partly offset the narrower margin on credit products, and credit cards in particular.

Total revenues at Commercial Banking were up $4 million owing to growth in foreign exchange revenues and in net interest income primarily due to higher volumes.

Operating expenses for Personal and Commercial were $317 million in the second quarter of 2007, up $2 million from the corresponding quarter of 2006. This minimal increase, attributable to cost controls, translated into an efficiency ratio of 61.2% in the quarter versus 62.5% for the year-earlier quarter. The segment's provision for credit losses was up $2 million for a total of $35 million due in part to higher credit card losses.

For the first six months of fiscal 2007, Personal and Commercial posted net income of $233 million, an 11% increase over the $210 million recorded for the same period of 2006. Total revenues for the segment rose 4% to $1,056 million on growth of $29 million or 4% at Personal Banking and $14 million, or 4% at Commercial Banking. The efficiency ratio moved down to 59.4% in the first half of 2007 from 62.4% for the same period a year earlier.

Wealth Management
Net income for Wealth Management totalled $43 million in the second quarter of 2007, compared to $39 million for the corresponding quarter of 2006, an increase of 10%. The segment's total revenues advanced $13 million or 6% to $227 million for the second quarter of 2007. Vigorous activity in private investment management and mutual funds accounted for half of the growth in segment revenues and for most of the growth in net income, with the remainder stemming from brokerage activities. Operating expenses for the quarter were up $7 million, or 5%, to $161 million. The efficiency ratio improved from 72.0% in the second quarter of 2006 to 70.9% this quarter.

For the first half of fiscal 2007, net income for Wealth Management increased 16% to $88 million from $76 million for the same period in 2006. Total revenues for the segment rose by 7% to $451 million in the first six months of fiscal 2007. Operating expenses were up 5% to $317 million, which made it possible to maintain a positive operating leverage of 2% during the first six months.

Financial Markets
Financial Markets posted net income of $95 million in the second quarter of 2007, up $23 million, or 32%, from the corresponding quarter of 2006. Total revenues for the segment rose $79 million to $334 million, or if non-controlling interest is excluded, $59 million to $311 million. Trading revenues reached $113 million in the quarter, up $33 million from the second quarter of 2006. This increase was partially offset by the decline in gains on securities, which were $20 million as against $31 million a year earlier.

Operating expenses for the quarter ended April 30, 2007 were $170 million, up $26 million from the second quarter of 2006, owing to expenses associated with the integration of Credigy Ltd. and variable compensation. The efficiency ratio went from 57.1% in the second quarter of 2006 to 54.7% in same period of 2007. No provisions for credit losses were recorded in the quarter, compared to $1 million for the same period a year earlier.

For the first half of fiscal 2007, the segment's net income totalled $182 million, for an increase of $19 million or 12% over the corresponding period of 2006. Total revenues climbed 16% to $633 million, while operating expenses rose 14% to $338 million.

Financial Market Revenues

(taxable equivalent basis)(1) *(millions of dollars)*	Q2 2007	Q2 2006
Trading revenues		
Equity	93	54
Interest rate	20	14
Commodity and foreign exchange	-	12
	113	80
Financial market fees	81	65
Gains on securities	20	31
Banking services	43	40
Other	54	37
Total(2)	311	253

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

Other
The "Other" heading of segment results recorded a net loss of $15 million for the second quarter of 2007, compared to a net loss of $1 million for the same period a year earlier. In the second quarter of fiscal 2006, the Bank had realized a net gain of $5 million on the sale of its shareholder management business. Approximately one third of the $11 million increase in operating expenses ($7 million after income taxes) was attributable to the collection of credits in 2006 from certain suppliers, while the remainder stemmed from the unallocated portion of centralized services. In the first half of fiscal 2007, the net loss was $30 million, as against $18 million for the same period of 2006.

Comprehensive Income

In the second quarter of 2007, comprehensive income amounted to $260 million, or $27 million more than net income for the same period. The difference was primarily attributable to an unrealized foreign exchange loss that was more than offset by an increase in the fair value of available for sale securities, owing mainly to the Montréal Exchange Inc. IPO.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2007, cash and cash equivalents decreased $1.2 billion compared to an increase of $1.2 billion in the second quarter of 2006. As at April 30, 2007, cash and cash equivalents totalled $9.6 billion, unchanged from the year-earlier period.

The $4.3 billion increase in securities held for trading, which was partly offset by a $1.2 billion generated by other items, explains the $3.0 billion required for operating activities in the second quarter of 2007. For the corresponding period of 2006, operating activities required $4.1 billion owing to the $5.7 billion increase in trading account securities, offset by a $1.5 billion decrease in other items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS (cont.)

Financing activities in the second quarter of 2007 provided cash inflows of $10.3 billion generated by increases of $3.9 billion in securities sold short, $2.3 billion in securities sold under repurchase agreements and $4.4 billion in deposits. For the corresponding period of 2006, financing activities provided cash of $5.2 billion mainly as a result of the increase in deposits.

Finally, investing activities required $8.5 billion in cash flows in the second quarter of 2007 because of a $3.3 billion increase in securities purchased under reverse repurchase agreements and a $5.1 billion increase in loans. In contrast, investing activities generated a negligible amount of cash in the corresponding quarter of 2006.

Risk Management

Credit Risk

In the second quarter of 2007, the Bank recorded specific provisions for credit losses of $23 million, up $1 million from the same period a year earlier. As at April 30, 2007, gross impaired loans held steady at $236 million compared to $234 million at the end of fiscal 2006. At the end of the second quarter of 2007, allowances for credit losses exceeded gross impaired loans by $198 million versus $192 million as at October 31, 2006.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 54 of the 2006 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity and commodity.

Trading Activities[1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2007			
	Period end	High	Average	Low
Interest rate	(4.8)	(8.0)	(6.2)	(4.2)
Foreign exchange	(2.0)	(3.1)	(2.2)	(1.7)
Equity	(5.3)	(6.5)	(5.4)	(4.6)
Commodity	(2.2)	(2.2)	(1.4)	(1.0)
Correlation effect[2]	7.8	10.3	8.0	5.9
Global VaR	(6.5)	(9.5)	(7.2)	(5.6)

Global VaR by risk category	For the quarter ended January 31, 2007			
	Period end	High	Average	Low
Interest rate	(6.0)	(9.2)	(5.8)	(3.3)
Foreign exchange	(1.7)	(1.7)	(1.3)	(0.6)
Equity	(5.2)	(6.6)	(5.1)	(4.0)
Commodity	(1.0)	(2.3)	(1.5)	(1.0)
Correlation effect[2]	6.6	10.6	6.7	3.4
Global VaR	(7.3)	(9.2)	(7.0)	(5.5)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2007, the Bank had assets of $136.7 billion, up $19.8 billion from $116.9 billion as at October 31, 2006. Loans and acceptances were up $2.8 billion owing mainly to vigorous growth in consumer credit. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $14.4 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	April 2007	October 2006	April 2006
Loans and acceptances*			
Residential mortgages	**21,830**	21,525	21,028
Consumer loans	**10,337**	9,490	8,992
Credit card receivables	**1,747**	1,743	1,716
SME loans	**14,164**	13,669	13,847
Corporate loans	**5,594**	5,308	5,023
	53,672	51,735	50,606
Deposits			
Personal (balance)	**29,708**	29,164	28,271
Off-balance sheet personal savings (balance)	**75,981**	70,164	68,635
Business	**11,151**	10,398	9,736

** including securitized assets*

Residential mortgage loans rose $0.8 billion as at April 30, 2007, reaching $21.8 billion as against $21.0 billion as at April 30, 2006. Consumer loans climbed 15% to $10.3 billion, primarily driven by secured lines of credit. Business loans continued to grow, with the average volume of SME loans up $0.3 billion year over year to $14.2 billion as at April 30, 2007. Average volumes of corporate loans, for their part, rose 11% to $5.6 billion.

Personal deposits stood at $29.7 billion as at April 30, 2007, up $1.4 billion from the same period a year earlier, with close to half of that growth derived from deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at April 30, 2007 totalled $76.0 billion, up $7.3 billion or 11% in a year. The rise was primarily attributable to savings administered by private investment management and mutual funds, with the remainder resulting from brokerage services. Moreover, business deposits advanced 15% year over year to $11.2 billion as at April 30, 2007.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader is referred to Notes 1 and 2 to the 2006 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first six months ended April 30, 2007, aside from those described in Note 2 to the unaudited interim consolidated financial statements on financial instruments and stock-based compensation.

Details of significant future changes in accounting standards are presented in Note 3 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the unaudited interim consolidated financial statements and notes remain essentially unchanged from those described in the 2006 Annual Report.

Disclosure on Internal Controls over Financial Reporting

During the six months ended April 30, 2007, no changes were made to the Bank's internal control over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Bank's internal controls over financial reporting.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.3% and 13.3% as at April 30, 2007, respectively, as against 9.9% and 14.0% as at October 31, 2006, including the $500 million subordinated debenture issued on November 2, 2006.

During the quarter, the Bank repurchased 2,239,600 common shares for a total of $143 million as part of its normal course issuer bid. Under the program, the Bank intends to repurchase a maximum of 8,102,000 common shares by January 31, 2008. In the first six months of fiscal 2007, the Bank repurchased 2,956,600 common shares, for a total of $189 million.

Risk-weighted assets rose $4.5 billion during the six-month period, of which $3.0 billion was due to higher loan volumes and $1.5 billion was due to market risk.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and increased the dividend by six cents to $0.60 per common share, payable on August 1, 2007 to shareholders of record on June 27, 2007.

Additional Financial Information
(unaudited)
(millions of dollars except per share amounts)

	2007		2006				2005		2006	2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	**$1,022**	$ 989	$970	$921	$941	$971	$920	$882	$3,803	$3,676
Total revenues (taxable equivalent basis)(1)	**1,064**	1,054	1,054	970	968	991	953	944	3,983	3,826
Net income	**233**	240	220	220	214	217	207	207	871	855
Earnings per share										
Basic	**1.42**	1.45	1.33	1.32	1.29	1.28	1.22	1.20	5.22	4.98
Diluted	**1.40**	1.43	1.31	1.30	1.26	1.26	1.20	1.18	5.13	4.90
Dividends per common share	**0.54**	0.54	0.50	0.50	0.48	0.48	0.44	0.44	1.96	1.72
Return on common shareholders' equity	**20.3%**	20.7%	19.7%	20.2%	20.4%	19.9%	19.4%	19.6%	20.1%	20.7%
Total assets	**$136,680**	$122,741	$116,885	$108,645	$111,183	$105,276	$107,970	$110,593		
Impaired loans, net	**110**	112	116	98	111	113	117	114		
Per common share										
Book value	**28.92**	28.34	27.17	26.57	25.77	25.72	25.39	24.70		
Stock trading range										
High	**65.87**	66.59	62.86	62.69	65.60	63.90	61.47	58.21		
Low	**61.96**	61.36	58.26	56.14	61.35	58.35	55.87	51.60		

(1) See "Financial Reporting Method" on page 3.

HIGHLIGHTS
(unaudited)

	Quarter ended April 30			Six months ended April 30		
	2007	2006	% change	2007	2006	% change
Operating results *(millions of dollars)*						
Total revenues	**$1,022**	$941	9	**$2,011**	$1,912	5
Total revenues *(taxable equivalent basis)*(1)	**1,064**	968	10	**2,118**	1,959	8
Net income	**233**	214	9	**473**	431	10
Return on common shareholders' equity	**20.3 %**	20.4 %		**20.5 %**	20.2 %	
Per common share						
Earnings – basic	**$1.42**	$1.29	10	**$2.87**	$2.57	12
Earnings – diluted	**1.40**	1.26	11	**2.83**	2.52	12
Dividends declared	**0.54**	0.48	13	**1.08**	0.96	13
Book value				**28.92**	25.77	12
Stock trading range						
High	**65.87**	65.60		**66.59**	65.60	
Low	**61.96**	61.35		**61.36**	58.35	
Close	**61.96**	62.34		**61.96**	62.34	

	April 30 2007	October 31 2006	
Financial position *(millions of dollars)*			
Total assets	**$136,680**	$116,885	17
Loans and acceptances	**53,246**	50,488	5
Deposits	**76,791**	71,989	7
Subordinated debentures and shareholders' equity	**6,947**	6,237	11
Capital ratios – BIS			
Tier 1	**9.3 %**	9.9 %	
Total	**13.3 %**	14.0 %(2)	
Impaired loans, net of specific and general allowances	**(198)**	(192)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**243,004**	228,749	
Total personal savings	**105,689**	99,328	
Interest coverage	**13.77**	14.11	
Asset coverage	**3.55**	4.01	
Other information			
Number of employees	**16,852**	16,972	(1)
Number of branches in Canada	**450**	451	–
Number of banking machines	**811**	801	1

(1) See "Financial Reporting Method" on page 3.

(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)
(millions of dollars)

	Quarter ended			Six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Interest income					
Loans	**750**	729	628	**1,479**	1,242
Securities	**-**	–	260	**–**	464
Securities available for sale	**77**	68	-	**145**	-
Securities held for trading	**331**	267	–	**598**	-
Deposits with financial institutions	**87**	130	77	**217**	135
	1,245	1,194	965	**2,439**	1,841
Interest expense					
Deposits	**636**	659	447	**1,295**	886
Subordinated debentures	**25**	25	22	**50**	46
Other	**336**	234	194	**570**	329
	997	918	663	**1,915**	1,261
Net interest income	**248**	276	302	**524**	580
Other income					
Financial market fees	**179**	167	164	**346**	323
Deposit and payment service charges	**52**	53	52	**105**	102
Trading revenues	**184**	131	102	**315**	268
Gains on investment account securities, net	**–**	–	28	**-**	70
Gains on available for sale securities, net	**21**	29	–	**50**	–
Card service revenues	**10**	10	9	**20**	18
Lending fees	**58**	59	63	**117**	125
Acceptances, letters of credit and guarantee	**17**	17	16	**34**	32
Securitization revenues	**48**	48	39	**96**	79
Foreign exchange revenues	**20**	29	24	**49**	47
Trust services and mutual funds	**91**	85	79	**176**	157
Other	**94**	85	63	**179**	111
	774	713	639	**1,487**	1,332
Total revenues	**1,022**	989	941	**2,011**	1,912
Provision for credit losses	**23**	28	22	**51**	39
	999	961	919	**1,960**	1,873
Operating expenses					
Salaries and staff benefits	**379**	390	358	**769**	737
Occupancy	**44**	40	43	**84**	82
Technology	**102**	98	95	**200**	196
Communications	**19**	17	19	**36**	37
Professional fees	**47**	40	32	**87**	61
Other	**70**	72	68	**142**	138
	661	657	615	**1,318**	1,251
Income before income taxes and non-controlling interest	**338**	304	304	**642**	622
Income taxes	**75**	56	82	**131**	175
	263	248	222	**511**	447
Non-controlling interest	**30**	8	8	**38**	16
Net income	**233**	240	214	**473**	431
Dividends on preferred shares	**6**	5	5	**11**	11
Net income available to common shareholders	**227**	235	209	**462**	420
Number of common shares outstanding *(thousands)*					
Average – basic	**160,588**	161,681	162,598	**161,144**	163,770
Average – diluted	**162,032**	164,398	165,552	**163,234**	166,685
End of period	**159,418**	161,367	161,882	**159,418**	161,882
Earnings per common share *(dollars)*					
Basic	**1.42**	1.45	1.29	**2.87**	2.57
Diluted	**1.40**	1.43	1.26	**2.83**	2.52
Dividends per common share *(dollars)*	**0.54**	0.54	0.48	**1.08**	0.96

CONSOLIDATED BALANCE SHEET
(unaudited)
(millions of dollars)

	April 30 2007	January 31 2007	October 31 2006	April 30 2006
ASSETS				
Cash	270	262	268	226
Deposits with financial institutions	9,415	10,554	10,611	9,467
Securities				
Investment account	-	-	6,814	7,671
Available for sale	9,901	9,378	-	-
Held for trading	38,775	34,429	31,864	28,839
	48,676	43,807	38,678	36,510
Securities purchased under reverse repurchase agreements	13,146	9,812	7,592	7,549
Loans (Notes 4, 5 and 6)				
Residential mortgage	15,142	14,947	15,230	14,889
Personal and credit card	12,323	11,673	11,280	10,687
Business and government	22,214	18,408	20,679	20,533
	49,679	45,028	47,189	46,109
Allowance for credit losses	(434)	(435)	(426)	(439)
	49,245	44,593	46,763	45,670
Other				
Customers' liability under acceptances	4,001	4,162	3,725	3,677
Fair value of derivative financial instruments (Note 11)	3,073	2,746	2,269	2,599
Premises and equipment	389	383	385	347
Goodwill	683	684	683	662
Intangible assets	176	176	177	177
Other assets	7,606	5,562	5,734	4,299
	15,928	13,713	12,973	11,761
	136,680	122,741	116,885	111,183
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	29,708	29,511	29,164	28,270
Business and government	35,620	31,960	33,998	30,930
Deposit-taking institutions	11,238	10,699	8,602	10,918
Deposit from NBC Capital Trust	225	225	225	-
	76,791	72,395	71,989	70,118
Other				
Acceptances	4,001	4,162	3,725	3,677
Obligations related to securities sold short	21,713	17,860	15,621	15,094
Securities sold under repurchase agreements	14,095	11,844	9,517	7,541
Fair value of derivative financial instruments (Note 11)	2,262	2,024	1,646	1,997
Other liabilities	9,963	6,827	7,574	6,068
	52,034	42,717	38,083	34,377
Subordinated debentures (Note 7)	1,935	1,942	1,449	1,599
Non-controlling interest	908	714	576	517
Shareholders' equity (Notes 9 and 10)				
Preferred shares	400	400	400	400
Common shares	1,576	1,583	1,566	1,558
Contributed surplus	29	24	21	17
Unrealized foreign currency translation adjustments	-	-	(92)	(77)
Retained earnings	3,021	3,003	2,893	2,674
Accumulated other comprehensive income (loss)	(14)	(37)	-	-
	5,012	4,973	4,788	4,572
	136,680	122,741	116,885	111,183

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Six months ended April 30
(unaudited)
(millions of dollars)

	2007	2006
Preferred shares	400	400
Common shares at beginning	1,566	1,565
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	9	7
Stock Option Plan	24	29
Other	6	–
Repurchase of common shares for cancellation (Note 9)	(29)	(43)
Common shares at end	1,576	1,558
Contributed surplus at beginning	21	13
Stock option expense (Note 10)	11	5
Stock options exercised	(3)	(1)
Contributed surplus at end	29	17
Unrealized foreign currency translation adjustments at beginning	(92)	(26)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	–	(51)
Reclassification to accumulated other comprehensive income (Note 2)	92	–
Unrealized foreign currency translation adjustments at end	–	(77)
Retained earnings at beginning	2,893	2,645
Net income	473	431
Impact of initial adoption of financial instruments standards (Note 2)	1	–
Dividends		
Preferred shares	(11)	(11)
Common shares	(173)	(158)
Premium paid on common shares repurchased for cancellation (Note 9)	(160)	(232)
Share issuance and other expenses, net of income taxes	(2)	(1)
Retained earnings at end	3,021	2,674
Accumulated other comprehensive income (loss) at beginning, net of income taxes	–	–
Reclassification from unrealized foreign currency translation adjustments (Note 2)	(92)	–
Impact of initial adoption of financial instruments standards (Note 2)	21	–
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	(12)	–
Net change in unrealized gains (losses) on available for sale financial assets	92	–
Net change in gains (losses) on derivatives designated as cash flow hedges	(23)	–
Accumulated other comprehensive income (loss) at end, net of income taxes	(14)	–
Shareholders' equity	5,012	4,572

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

As at April 30, 2007	
Unrealized foreign currency translation gains and losses, net of hedging activities	(104)
Unrealized gains and losses on available for sale financial assets	120
Gains and losses on derivatives designated as cash flow hedges	(30)
Accumulated other comprehensive income (loss), net of income taxes	(14)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)
(millions of dollars)

	Quarter ended		Six months ended
	April 30 2007	January 31 2007	April 30 2007
Net income	**233**	240	**473**
Other comprehensive income (loss), net of income taxes			
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**(103)**	79	**(24)**
Impact of hedging net foreign currency translation gains or losses	**59**	(47)	**12**
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**(44)**	32	**(12)**
Net unrealized gains (losses) on available for sale financial assets	**71**	18	**89**
Reclassification to net income of (gains) losses on available for sale financial assets	**4**	(1)	**3**
Net change in unrealized gains and losses on available for sale financial assets	**75**	17	**92**
Net gains (losses) on derivatives designated as cash flow hedges	**(6)**	(21)	**(27)**
Reclassification to net income of (gains) losses on derivatives designated as cash flow hedges	**2**	2	**4**
Net change in gains and losses on derivatives designated as cash flow hedges	**(4)**	(19)	**(23)**
Total other comprehensive income (loss), net of income taxes	**27**	30	**57**
Comprehensive income	**260**	270	**530**

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)
(millions of dollars)

	Quarter ended April 30		Six months ended April 30	
	2007	2006	**2007**	2006
Cash flows from operating activities				
Net income	**233**	214	**473**	431
Adjustments for:				
Provision for credit losses	**23**	22	**51**	39
Amortization of premises and equipment	**18**	16	**36**	32
Future income taxes	**8**	–	**11**	4
Translation adjustment on foreign currency subordinated debentures	**(3)**	(1)	**(1)**	(3)
Gains on sale of investment account securities, net	**–**	(28)	**–**	(70)
Gains on sale of available for sale securities, net	**(21)**	–	**(50)**	–
Gains on asset securitizations and other transfers of receivables, net	**(28)**	(20)	**(58)**	(42)
Stock option expense	**6**	3	**11**	5
Change in interest payable	**–**	15	**60**	98
Change in interest and dividends receivable	**22**	(17)	**141**	54
Change in income taxes payable	**47**	20	**26**	68
Change in fair value of derivative financial instruments, net	**(95)**	(28)	**(222)**	(58)
Change in held for trading securities	**(4,346)**	(5,744)	**(6,911)**	(2,656)
Change in other items	**1,151**	1,495	**653**	2 234
	(2,985)	(4,053)	**(5,780)**	136
Cash flows from financing activities				
Change in deposits	**4,396**	5,198	**4,802**	7,899
Issuance of subordinated debentures	**–**	–	**500**	500
Issuance of common shares	**16**	11	**39**	36
Repurchase of common shares for cancellation	**(143)**	(168)	**(189)**	(275)
Dividends paid on common shares	**(4)**	(80)	**(168)**	(153)
Dividends paid on preferred shares	**(5)**	(5)	**(11)**	(11)
Change in obligations related to securities sold short	**3,853**	599	**6,092**	(410)
Change in securities sold under repurchase agreements	**2,251**	(299)	**4,578**	(5,374)
Change in other items	**(73)**	(26)	**(15)**	(49)
	10,291	5,230	**15,628**	2,163
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**(30)**	989	**(52)**	3 924
Change in loans	**(5,108)**	(1,340)	**(3,984)**	(2,818)
Proceeds from securitization of new assets and other transfers of receivables	**433**	618	**1,451**	1,178
Purchases of investment account securities	**–**	(6,161)	**–**	(13,151)
Purchases of available for sale securities	**(3,741)**	–	**(9,827)**	–
Sales of investment account securities	**–**	5,495	**–**	12,419
Sales of available for sale securities	**3,337**	–	**6,912**	–
Change in securities purchased under reverse repurchase agreements	**(3,334)**	431	**(5,554)**	(526)
Net acquisitions of premises and equipment	**(24)**	(11)	**(40)**	(22)
	(8,467)	21	**(11,094)**	1,004
Increase (decrease) in cash and cash equivalents	**(1,161)**	1,198	**(1,246)**	3,303
Cash and cash equivalents at beginning	**10,784**	8,381	**10,869**	6,276
Cash and cash equivalents at end	**9,623**	9,579	**9,623**	9,579
Cash and cash equivalents				
Cash	**270**	226	**270**	226
Deposits with financial institutions	**9,415**	9,467	**9,415**	9,467
Less: Amount pledged as collateral	**(62)**	(114)	**(62)**	(114)
	9,623	9,579	**9,623**	9,579
Supplementary information				
Interest paid	**997**	648	**1,855**	1,163
Income taxes paid	**84**	42	**139**	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2007.

1 Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2006 except for the new accounting standards adopted described in Note 2.

2 Recent Accounting Standards Adopted

a) Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On November 1, 2006, the Bank adopted the standards set out in the new sections of the Canadian Institute of Chartered Accountants (CICA) Handbook relating to financial instruments as described in Note 2 of its Annual Report for the fiscal year ended October 31, 2006.

Transition
The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to November 1, 2006 were unchanged and, therefore, those financial statements have not been restated.

As at November 1, 2006, the Bank recognized all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of "Accumulated other comprehensive income," net of income taxes.

The items recognized as an adjustment to the opening balance of retained earnings, net of income taxes, totalled $1 million.

The items recognized as an adjustment to the opening balances of "Accumulated other comprehensive income," net of income taxes, are:

- A net unrealized loss on the translation of the financial statements of self-sustaining foreign operations, net of hedge transactions, in the amount of $92 million that was previously presented as a separate item in Shareholders' equity
- A net unrealized gain on available for sale financial assets in the amount of $28 million
- A net loss on derivatives designated as cash flow hedges, in the amount of $7 million

Risk Management
In the context of its day-to-day operations, the Bank exposes itself to certain categories of risks, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Credit risk is controlled through a rigourous and methodical process that includes the following: credit risk assessment, credit granting process, and portfolio diversification and management.

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities. One of the main tools used to manage market risk is the Value-at-Risk simulation model.

The Bank uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risks. Some derivatives used to manage these risks are specifically designated as hedges and qualify for hedge accounting.

Hedge Accounting Policy

The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated a fair value hedge, a cash flow hedge or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge

Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of an asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative instruments used will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, deposit and subordinated debenture portfolios.

For the quarter ended April 30, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible (negligible for the six months ended April 30, 2007). All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the fair value hedge.

Cash flow hedge

Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. In a cash flow hedge, the derivative instruments related to the hedged item will mitigate the variability in future cash flows. The Bank uses this strategy primarily for its loan portfolios.

For the quarter ended April 30, 2007, an unrealized loss of $9 million was recorded in "Other comprehensive income" for the effective portion of changes in fair value of derivative instruments designated as cash flow hedges ($40 million for the six months ended April 30, 2007). The amounts recognized are reclassified to "Net interest income" in the periods during which the variability in cash flows of the hedged item affects net interest income. A net loss of $3 million was reclassified to net income during the quarter ($6 million for the six-month period). An estimated net loss of $15 million deferred in "Accumulated other comprehensive income" as at April 30, 2007 is expected to be reclassified to net income during the next 12 months. The maximum period over which the Bank hedges its exposure to the variability in future cash flows is five years.

For the quarter ended April 30, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible (negligible for the six-month period). All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the cash flow hedge.

Hedge of a net investment in a self-sustaining foreign operation

The Bank uses financial instruments denominated in foreign currencies to hedge the foreign exchange risk related to investments in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. In a hedge of a net investment in a self-sustaining foreign operation, the monetary items used will offset the foreign exchange gains and losses on the investments.

For the quarter ended April 30, 2007, unrealized foreign exchange losses of $103 million ($24 million for the six-month period) were recorded in "Other comprehensive income" related to the Bank's net investment in self-sustaining foreign operations and were offset by gains of $88 million ($19 million for the six-month period) related to financial instruments designated as foreign currency risk hedges. These non-derivative financial instruments represent foreign currency denominated liabilities and totalled $1.3 billion as at April 30, 2007.

Available for Sale Financial Assets Presented at Cost

The Bank holds equity securities, mutual fund units and other securities that are classified as available for sale but which must be recognized at cost on the Consolidated Balance Sheet because they do not have a quoted market price in an active market. These available for sale financial assets, presented at cost on the Consolidated Balance Sheet, totalled $358 million.

Impairment in Value Not Recognized in the Consolidated Statement of Income

Financial assets classified as available for sale are measured periodically to determine whether there is an objective indication of an other-than-temporary impairment in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

The gross unrealized gains (losses) are presented in the table below.

				As at April 30, 2007
	Unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by the Canadian or U.S. governments	7,031	5	(20)	7,016
Other debt securities	1,467	15	(4)	1,478
Equity securities (cost)	1,238	191	(22)	1,407
Total available for sale securities	9,736	211	(46)	9,901
Other available for sale financial assets	959	–	(1)	958
Total available for sale financial assets	10,695	211	(47)	10,859

Financial instruments designated as held for trading

The Bank may irrevocably designate any financial instrument as held for trading when it is initially recognized; as a result, the instrument will be measured at fair value, with the gains and losses recognized in the Consolidated Statement of Income during the period in which they occur. The Superintendent of Financial Institutions Canada has issued guidelines limiting the circumstances under which this option may be used. The Bank can use this option in the following cases:

- If, in accordance with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the valuation or recognition inconsistency and if the fair values are reliable.
- For hybrid financial instruments with one or more embedded derivatives which would significantly affect the cash flows of these financial instruments and which would be accounted for separately.

During the six months ended April 30, 2007, the Bank designated certain deposits with one or more embedded derivatives as held for trading. These deposits are presented as "Deposits" in the Consolidated Balance Sheet.

The fair value of these deposits was $203 million as at April 30, 2007. The change in fair value in the amount of $6 million for the quarter ended April 30, 2007 was recognized as a gain in "Trading revenues" in the Consolidated Statement of Income (gain of $8 million for the six-month period).

At maturity, the amount that the Bank will be required contractually to pay to the deposit holders may vary and will be different than the fair value as at April 30, 2007.

The change in fair value not attributable to changes in an essentially risk-free interest rate totalled $4 million for the quarter ended April 30, 2007 ($5 million for the six-month period).

b) Stock-Based Compensation

On November 1, 2006, the Bank adopted the accounting treatment set out in EIC-162 *Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date* issued by the Emerging Issues Committee. EIC-162 specifies that the compensation cost attributable to stock-based awards granted to employees who are eligible to retire at the grant date should be recognized immediately and that the compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date of retirement eligibility. Previously, the Bank amortized this cost over the vesting period. The Bank has not restated its prior-period consolidated financial statements to take this change into account because the impact is not material.

3 Recent Accounting Standards Pending Adoption

Capital Disclosures and Financial Instruments – Disclosures and Presentation

In December 2006, the CICA published three new accounting standards: Section 1535 *Capital Disclosures*; Section 3862 *Financial Instruments – Disclosures*; and Section 3863 *Financial Instruments – Presentation*. These new standards will apply to the Bank effective November 1, 2007.

Section 1535 establishes disclosure requirements concerning:
- an entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- the consequences of non-compliance with such capital requirements.

Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861 *Financial Instruments – Disclosure and Presentation* and carry forward unchanged the presentation requirements of Section 3861.

Section 3862 establishes disclosure requirements that enable users of financial statements to evaluate:
- the significance of financial instruments for an entity's financial position and performance; and
- the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

4 Loans and Impaired Loans

		Impaired loans		
	Gross loans	Gross	Specific allowances	Net balance
April 30, 2007				
Residential mortgage	**15,142**	**17**	**1**	**16**
Personal and credit card	**12,323**	**39**	**19**	**20**
Business and government	**22,214**	**180**	**106**	**74**
	49,679	**236**	**126**	**110**
General allowance[1]				**(308)**
Impaired loans, net of specific and general allowances				**(198)**
October 31, 2006				
Residential mortgage	15,230	13	2	11
Personal and credit card	11,280	36	16	20
Business and government	20,679	185	100	85
	47,189	234	118	116
General allowance[1]				(308)
Impaired loans, net of specific and general allowances				(192)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(unaudited) (millions of dollars)

5 Allowance for Credit Losses

The changes made to allowances are as follows for the six months ended:

	April 30, 2007			April 30, 2006		
	Specific allowances	General allowance	Total	Specific allowances	General allowance	Total
Allowances at beginning	**118**	**308**	**426**	143	308	451
Provision for credit losses	**51**	**–**	**51**	39	–	39
Write-offs	**(72)**	**–**	**(72)**	(84)	–	(84)
Recoveries	**29**	**–**	**29**	33	–	33
Allowances at end	**126**	**308**	**434**	131	308	439

6 Asset Securitization

New Securitization Activities
CMHC-insured mortgage loans

The Bank securitizes insured residential mortgage loans through the creation of mortgage-backed securities. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization activities for the quarter ended:	April 30, 2007	January 31, 2007	April 30, 2006
Net cash proceeds	**433**	918	618
Retained interests	**12**	27	17
Retained servicing liability	**(3)**	(5)	(4)
	442	940	631
Receivables securitized and sold	**436**	926	626
Gain before income taxes, net of transaction fees	**6**	14	5
Mortgage-backed securities created and retained included in "Securities – Investment account"	**–**	–	278

Securitization activities for the six months ended:	April 30, 2007	April 30, 2006
Net cash proceeds	**1,351**	1,037
Retained interests	**39**	30
Retained servicing liability	**(8)**	(6)
	1,382	1,061
Receivables securitized and sold	**1,362**	1,051
Gain before income taxes, net of transaction fees	**20**	10
Mortgage-backed securities created and retained included in "Securities – Investment account"	**–**	553

Impact of securitization activities on certain items in the Consolidated Statement of Income

Securitization revenues for the quarter ended April 30

	Gains on sale of assets		Servicing revenues		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Insured mortgage loans	**6**	5	**4**	3	**–**	–	**10**	8
Credit card receivables	**22** (1)	16 (1)	**4**	4	**12**	10	**38**	30
Personal loans	**–** (1)	– (1)	**–**	–	**–**	1	**–**	1
Total	**28**	21	**8**	7	**12**	11	**48**	39

Securitization revenues for the six months ended April 30

	Gains on sale of assets		Servicing revenues		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Insured mortgage loans	**20**	10	**8**	6	**–**	–	**28**	16
Credit card receivables	**39** (1)	33 (1)	**8**	8	**21**	19	**68**	60
Personal loans	**–** (1)	– (1)	**–**	1	**–**	2	**–**	3
Total	**59**	43	**16**	15	**21**	21	**96**	79

(1) Revolving securitization transactions

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during the quarter ended April 30, 2007 were as follows:

	Insured mortgage loans	Credit card receivables	Personal loans
Weighted average term (months)	**32.9**	**–**	**14.4**
Repayment rate	**–**	**24.2%** (1)	**–**
Prepayment rate	**17.0%**	**–**	**30.0%**
Excess spread, net of credit losses	**1.2%**	**10.5%**	**1.3%**
Expected credit losses	**–**	**3.7%**	**1.7%**
Discount rate	**4.1%**	**17.0%**	**17.0%**

(1) The repayment rate for the first quarter of 2007 was 31.9%.

7 Subordinated Debentures

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

8 Pension and Other Employee Future Benefits

	Quarter ended			Six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Pension benefit expense	**15**	15	15	**30**	30
Other employee future benefit expense	**3**	3	2	**6**	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

9 Capital Stock

Shares outstanding and dividends as at April 30, 2007

	Number of shares	Shares $	$	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	6	0.3656
Series 16	8,000,000	200	5	0.3031
	16,000,000	400	11	
Common shares	159,418,005	1,576	173	0.5400
		1,976		

Repurchase of Common Shares

On February 1, 2007, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008. On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period that ended on January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period that ended on January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at April 30, 2007, the Bank had completed the repurchase of 2,956,600 common shares (4,472,420 in 2006) at a cost of $189 million ($275 million in 2006), which reduced common share capital by $29 million ($43 million in 2006) and retained earnings by $160 million ($232 million in 2006).

Authorized Capital Stock

During the quarter ended April 30, 2007, Section 1 of By-Law II of the Bank was amended to increase to $5 billion the maximum aggregate consideration for which First Preferred Shares may be issued.

10 Stock-Based Compensation

Stock Option Plan

During the six months ended April 30, 2007, the Bank awarded 1,493,504 stock options (943,200 in 2006) at a fair value of $11.32 ($12.81 in 2006).

As at April 30, 2007, a total of 6,191,132 stock options were outstanding.

The fair value of these options was estimated, on the award date, using the Black-Scholes valuation model. The following assumptions were used:

Six months ended	**April 30, 2007**	April 30, 2006
Risk-free interest rate	**4.05%**	4.18%
Expected life of the options	**5 years**	6 years
Expected volatility	**22.5%**	24.0%
Expected dividend yield	**3.3%**	3.2%

The following table presents the compensation expense recorded for the stock options:

	Quarter ended			Six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Bank stock options	6	5	3	11	5

Stock Appreciation Rights (SAR) Plan
During the six months ended April 30, 2007, the Bank awarded 48,396 SARs. As at April 30, 2007, a total of 313,094 SARs were outstanding.

Deferred Stock Unit (DSU) Plan
During the six months ended April 30, 2007, the Bank awarded 32,358 DSUs. As at April 30, 2007, a total of 251,972 DSUs were outstanding.

Restricted Stock Unit Plan (RSU)
During the six months ended April 30, 2007, the Bank awarded 47,335 RSUs. As at April 30, 2007, a total of 210,141 RSUs were outstanding.

Deferred Compensation Plan of National Bank Financial
During the six months ended April 30, 2007, National Bank Financial awarded 96,695 units. As at April 30, 2007, a total of 875,487 units were outstanding.

11 Fair Value of Derivative Financial Instruments

As at April 30, 2007	Carrying value	
	Assets	Liabilities
Fair value hedges	**186**	**97**
Cash flow hedges	**4**	**38**
Derivatives not designated as hedges	**2,883**	**2,127**
	3,073	**2,262**

12 Income Taxes – Other Comprehensive Income

The income tax charge or recovery for each component of other comprehensive income is presented in the following table.

	Quarter ended		Six months ended
	April 30 2007	January 31 2007	**April 30 2007**
Income taxes (recovery) on:			
Impact of hedging net foreign currency translation gains or losses	**29**	(22)	**7**
Net unrealized gains (losses) on available for sale financial assets	**25**	8	**33**
Reclassification to net income of (gains) losses on available for sale financial assets	**(2)**	(1)	**(3)**
Net gains (losses) on derivatives designated as cash flow hedges	**(3)**	(10)	**(13)**
Reclassification to net income of (gains) losses on derivatives designated as cash flow hedges	**1**	1	**2**
Total income taxes (recovery)	**50**	(24)	**26**

13 Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income(1)	**330**	318	**32**	32	**(43)**	24	**(71)**	(72)	**248**	302
Other income(1)	**188**	186	**195**	182	**377**	231	**14**	40	**774**	639
Total revenues	**518**	504	**227**	214	**334**	255	**(57)**	(32)	**1,022**	941
Operating expenses	**317**	315	**161**	154	**170**	144	**13**	2	**661**	615
Contribution	**201**	189	**66**	60	**164**	111	**(70)**	(34)	**361**	326
Provision for credit losses	**35**	33	**–**	–	**–**	1	**(12)**	(12)	**23**	22
Income before income taxes and non-controlling interest	**166**	156	**66**	60	**164**	110	**(58)**	(22)	**338**	304
Income taxes(1)	**56**	52	**22**	20	**45**	36	**(48)**	(26)	**75**	82
Non-controlling interest	**–**	–	**1**	1	**24**	2	**5**	5	**30**	8
Net income (net loss)	**110**	104	**43**	39	**95**	72	**(15)**	(1)	**233**	214
Average assets	**48,273**	46,001	**449**	752	**92,746**	68,270	**(11,651)**	(9,634)	**129,817**	105,389

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income(2)	**676**	646	**66**	63	**(46)**	18	**(172)**	(147)	**524**	580
Other income(2)	**380**	367	**385**	357	**679**	527	**43**	81	**1,487**	1,332
Total revenues	**1,056**	1,013	**451**	420	**633**	545	**(129)**	(66)	**2,011**	1,912
Operating expenses	**627**	632	**317**	302	**338**	297	**36**	20	**1,318**	1,251
Contribution	**429**	381	**134**	118	**295**	248	**(165)**	(86)	**693**	661
Provision for credit losses	**78**	64	**–**	–	**–**	2	**(27)**	(27)	**51**	39
Income before income taxes and non-controlling interest	**351**	317	**134**	118	**295**	246	**(138)**	(59)	**642**	622
Income taxes(2)	**118**	107	**43**	39	**88**	79	**(118)**	(50)	**131**	175
Non-controlling interest	**–**	–	**3**	3	**25**	4	**10**	9	**38**	16
Net income (net loss)	**233**	210	**88**	76	**182**	163	**(30)**	(18)	**473**	431
Average assets	**47,811**	45,663	**442**	728	**88,199**	66,887	**(11,667)**	(8,803)	**124,785**	104,475

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

Taxable Equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $24 million ($17 million in 2006) and other income by $18 million ($10 million in 2006). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the six months ended April 30, 2007, net interest income was grossed up by $68 million ($36 million in 2006) and other income by $39 million ($11 million in 2006). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly Report Publication Dates for Fiscal 2007
Third-quarter: August 30, 2007
Fourth quarter: November 29, 2007

Disclosure of Second Quarter Results

Conference Call
- A conference call for analysts and institutional investors will be held on May 31, 2007 at 1:30 p.m. EDT.
- Access by telephone in listen-only mode: 1-866-898-9626 or 416-340-2216
- A recording of the conference call can be heard until June 7, 2007 by calling 1-800-408-3053 or 416-695-5800. The access code is 3222486#.

Webcast
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Email: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $120 billion in assets and, together with its subsidiaries, employs 16,908 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website atwww.nbc.ca.

For more information:

Pierre Fitzgibbon	Denis Dubé	Hélène Baril
Senior Vice-President	Director	Director
Finance, Technology and Corporate Affairs	Public Relations	Investor Relations
514-394-8610	514-394-8644	514-394-0296

END